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Exhibit 99.2

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 4, 2011 at 1:00 p.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2010 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the amendment and restatement of the Company's shareholder rights plan, as described in the Company's Management Proxy Circular accompanying this Notice of Meeting;

5.
to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation, as described in the Management Proxy Circular accompanying this Notice of Meeting; and

6.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on May 2, 2011, or two business days preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them.

DATED at Calgary, Alberta, this 7th day of March, 2011.

BY ORDER OF THE BOARD

C. Tamiko Ohta
Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Kingsdale Shareholder Services Inc. toll-free at 1-866-581-1570 for further information.

Management Proxy Circular

Table of Contents

General Proxy Information	01
Business of the Meeting	05
Election of Directors	05
Appointment of Auditor	12
Shareholder Rights Plan	12
Advisory Vote on Executive Compensation	14
Report of the Human Resources Committee	15
Compensation Discussion & Analysis	17
Compensation Philosophy & Program Design	17
Annual Compensation Review Process	18
Competitive Market Analysis	18
Determining Executive Officer Compensation – Context for Decision-Making	19
Executive Compensation Elements	21
Base Salary	22
Variable Pay Plan Overview	22
2010 Variable Pay Plan Awards	22
Long-term Incentives	24
Context for Granting Long-Term Incentives	25
Stock Options (Option-Based Awards)	25
Performance Share Units (Share-Based Awards)	25
Benefits, Savings & Pension	27
Perquisites	27
Restricted Share Units (Share-Based Awards)	27
Termination & Change in Control Benefits	27
Executive Share Ownership Guidelines	28
Performance and Trends in Executive Compensation	29
Executive Compensation Tables	30
Summary Compensation Table	30
Incentive Plan Awards	31
Outstanding Share-Based Awards & Option-Based Awards	31
Incentive Plan Awards – Value Vested or Earned during the Year	32
Share Ownership Table	33
Pension Plan Benefits	33
Defined Benefit Pension Plans	33
Defined Benefit Plan Table	35
Employment Contracts & Termination Arrangements	35
Termination Following a Change in Control or Termination without Cause	38
Director Compensation	39
Director Fee Schedule for Year ended December 31, 2010	39
Director Compensation Table	39
Director Share Ownership Policy	40
Deferred Share Unit Plan	41
Director Stock Option Plan	42
Outstanding Share-Based Awards & Option-Based Awards	42
Information Relating to the Company	43
Securities Authorized for Issuance Under Equity Compensation Plans	43
Employee Stock Option Plan	43
Director Stock Option Plan	44
Indebtedness of Directors and Officers	44
Interests of Informed Persons in Material Transactions	44
Statement of Corporate Governance Practices	45
Audit Committee Information	45
Shareholder Proposals	45
Directors' and Officers' Liability Insurance	45
Additional Information	45
Directors' Approval	46
Schedule A – Statement of Corporate Governance Practices	47
Overview	47
Board Composition, Board Committees and Position Descriptions	47
Independence of Directors	52
Director Selection and Succession Planning	55
Director Orientation and Continuing Education	57
Performance Assessments	58
Share Ownership Guidelines and Policies	59
Policy on Business Conduct and Ethics	59
Shareholder Communications	60
Terms of Reference – Board of Directors	61
Schedule B – Summary of Shareholder Rights Plan	65
Schedule C – Advisories	66

General Proxy Information

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company" or "Talisman") for use at the annual meeting of common shareholders of the Company (the "Meeting") and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). The Meeting is to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 4, 2011 at 1:00 p.m. (Mountain Daylight Time). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholdings.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

Questions and Answers on Voting

Your vote is very important to Talisman. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Kingsdale Shareholder Services Inc. ("Kingsdale") toll-free at 1-866-581-1570 for further information.

Meeting Procedure

Q:   What am I voting on?

A:
You will be voting on:

•
election of directors;

•
appointment of the auditor;

•
amendment and restatement of the Company's shareholder rights plan, as described in the Circular; and

•
acceptance, on an advisory basis, of the Company's approach to executive compensation, as described in the Circular.

Q:   Am I entitled to vote?

A:
You are entitled to vote if you were a shareholder as of the close of business on March 7, 2011, which is the record date for the Meeting. Each Common Share is entitled to one vote.

Q:   How do I vote?

A:
How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q:   Am I a registered shareholder?

A:
Only a relatively small number of shareholders of Talisman are registered shareholders. You are a registered shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System in the United States ("US"). As a registered shareholder, you are identified on the share register

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 1

  maintained by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), as being a shareholder.

Q:   Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?

A:
Most shareholders of Talisman are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. You do not have a share certificate registered in your name, but your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. In that case, you are not identified on the share register maintained by Computershare as being a shareholder; rather, the Company's share register shows the shareholder of your shares as being the depositary or intermediary through which you own the shares.

Q:   How do I vote if I am a registered shareholder?

A:
If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Attend the Meeting

  If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting and you will be entitled to vote during the course of the Meeting. When you arrive at the Meeting, please register with Computershare at the registration table.

  2.     By Proxy

  You can vote by proxy whether or not you attend the meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

  You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board and a director of the Company, and J.A. Manzoni, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting or at any adjournment of the Meeting.

  To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name, the directors and officer named above are appointed to act as your proxyholder.

  You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on May 2, 2011 or two business days before any adjournment of the Meeting.

  Registered shareholders may vote by proxy by any of the following means:

•
by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

•
by hand or by courier to the address listed above;

•
by telephone at 1-866-732-VOTE (8683); or

•
by Internet at www.investorvote.com.

Q:   How will my shares be voted?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares

2 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

  accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit.

  Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

•
FOR the election of all individual directors named in this Circular;

•
FOR the appointment of the auditor named in this Circular;

•
FOR the amendment and restatement of the Company's shareholder rights plan; and

•
FOR the advisory resolution to accept the Company's approach to executive compensation, as described in the Circular.

Q:   What if my Common Shares are registered in more than one name or in the name of a company?

A:
If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q:   How do I vote if I am a non-registered shareholder?

A:
If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Through your intermediary

  A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting instruction form.

  If you subsequently wish to change your voting instructions, contact your intermediary to discuss whether this is possible and what procedure to follow.

  2.     Attend the Meeting

  If you wish to vote in person at the Meeting, you should take these steps:

•
Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

•
Do not otherwise complete the form, as you will be voting at the Meeting.

•
When you arrive at the Meeting, please register with Computershare at the registration table.

  Please note that you will not be admitted at the Meeting to vote by presenting a voting instruction form.

  3.     Designate another person to be appointed as your proxyholder

  You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Q:   Can I revoke my proxy or voting instructions?

A:
If you are a registered shareholder, you may revoke your proxy by taking one of the following steps:

•
you may submit a new proxy to Computershare before 1:00 p.m. (Mountain Daylight Time) on May 2, 2011 or two business days before any adjournment of the Meeting; or

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 3

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used.

  If you are a non-registered shareholder, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

Q:   What if there are amendments or if other matters are brought before the Meeting?

A:
Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

General Information

Q:   How many shares are entitled to vote?

A:
As of March 7, 2011, there were 1,028,750,776 Common Shares outstanding. Each Common Share is entitled to one vote on all matters to be voted upon at the Meeting.

  To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of CDS Clearing and Depository Services Inc. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q:   Who counts the votes?

A:
For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q:   Who is soliciting my proxy?

A:
Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

  The Company has retained Kingsdale to assist in the solicitation of proxies for the Meeting, at a cost anticipated not to exceed $40,000 (not including disbursements).

  The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:   Who do I contact if I have questions?

A:
If you have any questions, you may call Kingsdale toll-free at 1-866-581-1570 for further information.

4 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Business of the Meeting

Election of Directors

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 11 directors. The number of directors to be elected at the Meeting has been fixed at 10. One of the current directors, John D. Watson, is not standing for re-election for personal reasons.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following tables. Each elected director will hold office until the next annual meeting. All proposed nominees are current directors and were elected to office at the last annual meeting of common shareholders. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees who has previously served as a director of the Company has done so since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Human Resources Committee ("HRC"), the Reserves Committee and the Health, Safety, Environment and Corporate Responsibility Committee ("HSECR"). For a description of the committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule "A" to this Circular. Membership on the Board committees is also noted in the tables below.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 5

Christiane Bergevin
Age: 48 1
Montreal, Québec
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, International Finance, Engineering & Construction

Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (financial cooperative group) since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		9 of 10	90%
Governance & Nominating		3 of 3	100%	15 of 16	94%
Health, Safety, Environment & Corporate Responsibility		3 of 3	100%

Note: Ms. Bergevin missed one Board meeting due to a schedule conflict. The missed meeting was not a regularly scheduled Board meeting.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Fiera Sceptre Inc.			Audit (Chair)

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Chambre de commerce du Montréal métropolitain			Human Resources
The Canadian Chamber of Commerce			International Strategic Advisory, Policy

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	2,000	10,677	12,677	$305,009	Yes
2010	2,000	4,961	6,961	$133,651	Yes
2009	0	0	0	$0	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Donald J. Carty, O.C.
Age: 64 1
Dallas, Texas
United States
Director since 2009
Independent 2
 Areas of Experience:
Management, Global Computer Systems, Air Transportation, Business Administration

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Audit		7 of 7	100%	22 of 22	100%
Human Resources (Chair)		5 of 5	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Dell Inc.			Nil
Barrick Gold Corp.			Audit, Compensation (Chair)
Canadian National Railway Co.			Nil
Hawaiian Holdings Inc.			Audit, Compensation
Gluskin Sheff & Associates, Inc.			Compensation, Nomination and Governance

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Porter Airlines Inc. (Chairman)			Audit (Chair), Compensation
Virgin America Airlines (Chairman)			Nil
Southern Methodist University			Nil

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	10,000	11,713	21,713	$522,415	Yes
2010	10,000	4,723	14,723	$282,682	Yes
2009	0	0	0	$0	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 11.

6 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

William R.P. Dalton
Age: 67 1
Scottsdale, Arizona
United States
Director since 2005
Independent 2
 Areas of Experience:
Management, Finance, Banking

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		9 of 10	90%
Audit		7 of 7	100%	20 of 21	95%
Executive		1 of 1	100%
Governance & Nominating (Chair)		3 of 3	100%

Note: Mr. Dalton missed one Board meeting due to a schedule conflict. The missed meeting was not a regularly scheduled Board meeting.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

TUI Travel plc			Audit, Remuneration
HSBC USA Inc.			Audit
HSBC Bank USA, National Association			Nil

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Associated Electric and Gas Insurance Services (AEGIS)			Audit
AEGIS Managing Agency for Lloyds of London Syndicate 1225			Audit
United States Cold Storage Inc.			Nil
HSBC North America Holdings Inc.			Audit
HSBC National Bank USA			Nil

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	0	24,787	24,787	$596,375	Yes
2010	0	19,269	19,269	$369,965	Yes
2009	0	12,807	12,807	$139,084	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Kevin S. Dunne
Age: 62 1
Tortola,
British Virgin Islands
Director since 2003
Independent 2
 Areas of Experience:
Management, Oil & Gas, Strategy, Engineering

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Health, Safety, Environment & Corporate Responsibility (Chair)		3 of 3	100%	16 of 16	100%
Reserves		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

None			N/A

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	9,000	32,587	41,587	$1,000,583	Yes
2010	9,000	27,623	36,623	$703,162	Yes
2009	9,000	21,823	30,823	$334,738	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 11.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 7

Harold N. Kvisle
Age: 58 1
Calgary, Alberta
Canada
Director since 2010
Independent 2
 Areas of Experience:
Management, Oil & Gas, Pipelines, Utilities, Engineering

Harold Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company), since May 2003, and of TransCanada PipeLines Limited ("TCPL") (pipeline company), since May 2001, until his retirement in June 2010. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		6 of 6	100%
Human Resources		2 of 2	100%	9 of 9	100%
Reserves (Chair)		1 of 1	100%

Note: Mr. Kvisle was elected to the Board of Directors and appointed to the Human Resources and Reserves Committees on May 5, 2010. His attendance reflects all meetings held from May 5, 2010 to December 31, 2010.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Bank of Montreal			Risk Review
ARC Resources Ltd.			Health, Safety and Environment (Chair)

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Nature Conservancy of Canada			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	17,000	6,510	23,510	$565,651	N/A
2010	12,000	N/A	12,000	$230,400	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

John A. Manzoni
Age: 51 1
Calgary, Alberta
Canada
Director since 2007
Non-Independent 2
 Areas of Experience:
Management, Strategy, Oil & Gas, Engineering, International

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.

Board/Committee Membership			Attendance [3]		Attendance (Total)

Board			10 of 10	100%
Executive			1 of 1	100%	14 of 14	100%
Health, Safety, Environment & Corporate Responsibility			3 of 3	100%

Note: In addition to the committees Mr. Manzoni is a member of, he attended all meetings of every committee.

Other Public Board Memberships [4]				Other Board Committee Memberships (Public)

SAB Miller				Remuneration, Corporate Accountability and Risk Assurance

Other Non-Public Board Memberships [5]				Other Board Committee Memberships (Non-Public)

None				N/A

Securities Held

Year	Common Shares [6]	Performance Share Units (PSUs) [13]	Restricted Share Units (RSUs) [13]	Total Common Shares, PSUs and RSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [14]

2011	101,956	379,371	0	481,327	$11,580,728 [16]	N/A
2010	29,859	218,264	85,977	334,100	$6,414,720 [16]	N/A
2009	13,627	0	84,916	98,543	$1,070,177	N/A

Note: Mr. Manzoni's RSUs (86,611) vested for cash on September 1, 2010. On September 14, 2010, Mr. Manzoni purchased Common Shares (51,981) on the market with the proceeds of the RSU redemption.

Options Held [15]

Date Granted		Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

April 1, 2010		March 31, 2020	379,150	$17.295	379,150	$2,564,950
April 1, 2009		March 31, 2019	498,920	$13.255	498,920	$5,390,831
April 1, 2008		March 31, 2018	900,000	$18.02	900,000	$5,436,000
Sept 1, 2007		August 31, 2017	500,000	$18.225	500,000	$2,917,500

See footnotes on page 11.

8 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Lisa A. Stewart
Age: 53 1
Houston, Texas
United States
Director since 2009
Independent 2
 Areas of Experience:
Management, Oil & Gas, Engineering, Business Development

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America (IPAA) and is a registered professional engineer in Texas and Oklahoma.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Human Resources		5 of 5	100%	18 of 18	100%
Reserves		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

None			N/A

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	0	11,854	11,854	$285,207	N/A
2010	0	702	702	$13,478	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Peter W. Tomsett
Age: 53 1
West Vancouver,
British Columbia
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, Mining, Engineering

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Human Resources		5 of 5	100%	18 of 18	100%
Health, Safety, Environment & Corporate Responsibility		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Equinox Minerals Ltd. (Chairman)			Audit, Compensation, HSE, Governance
Silver Standard Resources Inc. (Chairman)			Audit, Governance (Chair)
North American Energy Partners Inc.			Compensation (Chair), Risk and HSE

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	0	11,830	11,830	$284,630	N/A
2010	0	667	667	$12,806	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 11.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 9

Charles R. Williamson
Age: 62 1
Sonoma, California
United States
Director since 2006
Independent 2
 Areas of Experience:
Management, Oil & Gas, International, Geology

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August until his retirement in December 2005. From 2001 to 2005 he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board (Chairman)		10 of 10	100%
Executive (Chair)		1 of 1	100%	15 of 15	100%
Reserves		2 of 2	100%
Governance & Nominating		2 of 2	100%

Note: Mr. Williamson resigned from the Reserves and Governance & Nominating Committees on May 5, 2010. His attendance on those committees reflects all meetings held from January 1, 2010 to May 5, 2010. Mr. Williamson attended all meetings of every committee since May 5, 2010.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Weyerhaeuser Company (Chairman)			Executive
PACCAR Inc.			Compensation

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	0	83,330	83,330	$2,004,920	Yes
2010	0	56,527	56,527	$1,085,318	Yes
2009	0	29,881	29,881	$324,508	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Charles M. Winograd
Age: 63 1
Toronto, Ontario
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, Finance, Investment Banking, Business Administration

Charles Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Audit		7 of 7	100%	20 of 20	100%
Governance & Nominating		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

RioCan Real Estate Investment Trust			Nominating and Governance, Investment

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

RBC Dexia			Audit (Chair)
Tamir Fishman (Israel) (Chairman)			Nil
Mount Sinai Hospital			Business Development (Chair), Research
James Richardson & Sons, Limited			Nil

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2011	0	14,221	14,221	$342,157	Yes
2010	0	5,826	5,826	$111,859	Yes
2009	0	0	0	$0	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 11.

10 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

1
1   Ages are calculated as at March 1, 2011.

2
Please see "Independence of Directors" as described on page 52 for details on the independence determinations applicable to each nominee listed.

3
The number of meetings held by the Board of Directors in 2010 included 6 regularly scheduled meetings and 4 special meetings; the number of Audit Committee meetings held in 2010 included 6 regularly scheduled meetings and 1 special meeting; the number of Human Resources Committee meetings held in 2010 included 4 regularly scheduled meetings and 1 special meeting; and the Governance and Nominating, Reserves and HSECR Committees each held 3 regularly scheduled meetings.

4
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

5
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

6
Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 2, 2009, March 8, 2010 and March 1, 2011, respectively, where applicable.

7
Refers to the number of deferred share units ("DSUs") held by the nominee under the Deferred Share Unit Plan for non-employee directors (the "DSU Plan") as described on page 41, as of March 2, 2009, March 8, 2010 and March 1, 2011, respectively, where applicable. Directors are required to elect to receive a minimum of 40% of their annual Board retainer in DSUs.

8
The "Total Amount at Risk" is determined by multiplying the number of Common Shares and/or DSUs/RSUs/PSUs held by the nominee as of March 2, 2009, March 8, 2010 and March 1, 2011, respectively, where applicable, by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on March 2, 2009, March 8, 2010 and March 1, 2011, respectively, where applicable.

9
Please see the "Director Share Ownership Policy" as described on page 40 for details on the value of Common Shares and/or DSUs each nominee is required to hold. Year 1 commenced May 1, 2010 for Ms. Stewart, Mr. Tomsett and Mr. Kvisle.

10
None of the independent directors hold any unexercised options under the Director Stock Option Plan described on page 42. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under the Director Stock Option Plan.

11
The "Exercise Price" is the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option was granted.

12
The "Value of Unexercised Options" is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX as of March 1, 2011 ($24.06) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or number of Common Shares underlying the options held.

13
Refers to the number of restricted share units ("RSUs") and performance share units ("PSUs") held by Mr. Manzoni under the Restricted Share Unit Plan as described on page 27 and the Performance Share Unit Plan as described on page 25, as of March 2, 2009, March 8, 2010 and March 1, 2011, respectively, where applicable. Mr. Manzoni did not receive compensation for his services as a director and is not entitled to receive DSUs under the Deferred Share Unit Plan.

14
Mr. Manzoni has until September 2012 to meet his minimum share ownership guidelines. Please see the "Executive Share Ownership Guidelines" as described on page 28 for details on the value of Common Shares and/or RSUs Mr. Manzoni is required to hold and the "Share Ownership Table" on page 33 for the details of the shares currently owned by Mr. Manzoni.

15
Refers to the number of unexercised options held by Mr. Manzoni under the Employee Stock Option Plan described on page 25, as of March 1, 2011.

16
The number of PSUs that vest is dependent upon the achievement of performance metrics against predetermined targets, measured over a three-year period. The value shown is based on PSUs granted but not yet vested.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 11

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been the auditor of the Company or its predecessor since 1982.

Shareholder Rights Plan

Background

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999, which was approved by shareholders at the Company's 1999 annual meeting. In 2002, shareholders approved various amendments and a restatement of the Rights Plan and the continuation of the Rights Plan for another three years. In each of 2005 and 2008, shareholders approved the continuation of the Rights Plan for a further three years. The Rights Plan has the terms set out in the shareholder rights plan agreement (the "Rights Agreement") dated as of March 3, 1999, as amended and restated as of May 1, 2002 and amended May 3, 2005 and April 30, 2008, between the Company and Computershare Trust Company of Canada as rights agent.

The primary objective of the Rights Plan is to provide the Board of Directors with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company, and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer of the Company to proceed either by way of a "Permitted Bid", which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

Under Canadian securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding shares of a company. While the Rights Plan is intended to regulate certain aspects of takeover bids for the Company, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Rights Plan does not affect the duty of the Board of Directors to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the Company and its shareholders.

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid feature is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions.

If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group or their transferees become an Acquiring Person (as defined in the Rights Plan), the Rights (as defined in the Rights Plan) beneficially owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such persons to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all shareholders.

A summary of the Rights Plan is set out in Schedule "B" to this Circular. Shareholders or any other interested party may obtain a copy of the Rights Agreement by accessing the Company's publicly filed documents, including the Rights Agreement, at www.sedar.com.

Proposed Amendment and Restatement

Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is amended to extend its expiry time. The Board of Directors has determined it appropriate and in the best interests of the shareholders that the Rights Agreement be amended to continue the Rights Plan for another three years and to

12 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

provide for the reconfirmation of the Rights Plan by shareholders at every third annual meeting, and that the Rights Plan as so amended be restated. In summary, the proposed amendments to the Rights Plan include amending the definition of "Expiration Time" to remove a specified expiration date (the existence of which necessitates an amendment to the Rights Agreement in order to effect each continuance of the Rights Plan) and adding a provision requiring the reconfirmation of the Rights Agreement at every third annual meeting of shareholders of the Company. The reconfirmation provision would provide that if the Rights Agreement is not reconfirmed by resolution of the Independent Shareholders (as defined in the Rights Agreement) at every third annual meeting of shareholders of the Company or is not presented for reconfirmation at any such meeting, the Rights Agreement will, unless a Flip-in Event (as defined in the Rights Agreement) occurs prior to the date of any such meeting, terminate and the Rights, unless earlier redeemed by the Board of Directors of the Company, will expire on such date. Such a provision is typical of many current shareholder rights plans, and will facilitate future continuances of the Rights Plan without requiring amendments of the Rights Agreement.

The text of the resolution to be considered at the Meeting is set forth below under "Proposed Resolution". In addition to approving the foregoing amendments and the restatement of the Rights Agreement, the resolution also approves any other amendments to the Rights Agreement to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Rights Agreement and the amendment to provide for reconfirmation at every third annual meeting of shareholders of the Company is consistent with the form of rights plans now prevalent for public corporations in Canada and so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board's authorization of the amendment and restatement of the Rights Plan was not in response to or in anticipation of any pending or threatened takeover bid.

Proposed Resolution

At the Meeting, the following ordinary resolution will be placed before shareholders for approval:

  BE IT RESOLVED that:

  1.
  The Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada (the "Rights Agreement") be amended and restated as described in the Management Proxy Circular of the Company dated March 7, 2011; and

  2.
  The making on or prior to the date hereof of any other amendments to the Rights Agreement as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.

Under the Rights Agreement, the resolution requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described in Schedule "B" to this Circular) or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The TSX requires that the resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders.

Board and Management Recommendation

The Board of Directors has determined that the proposed amendments to and restatement of the Rights Agreement are in the best interests of the Company and its shareholders. The Board of Directors unanimously recommends that shareholders vote FOR the resolution.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 13

Advisory Vote on Executive Compensation

Background

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the HRC and the Board of Directors. In 2010, the Board determined to hold a non-binding advisory vote on the approach to executive compensation, commonly referred to as a "say on pay" vote, with the intention that this shareholder advisory vote will form an integral part of the Board's shareholder engagement process around executive compensation.

Shareholders will be asked at the Meeting to vote on an advisory basis, on the acceptance of the Company's approach to executive compensation as set forth in the section entitled "Compensation Discussion and Analysis" in this Circular.

As the vote will be an advisory vote, the results will not be binding upon the Board of Directors. The Board, and specifically the HRC, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

Proposed Resolution

At the Meeting, shareholders will be asked to vote on the following resolution:

BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Company's Board of Directors, the shareholders of the Company accept the Company's approach to executive compensation disclosed in the Management Proxy Circular of the Company dated March 7, 2011.

Board and Management Recommendation

The Board of Directors unanimously recommends that shareholders vote FOR the resolution.

14 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

Composition of the Human Resources Committee

The HRC is appointed by the Board of Directors to assist in overseeing Talisman's executive compensation program. To ensure the effectiveness of Board oversight in determining executive compensation, all four members of the HRC are independent and less than one-third serve as a Chief Executive Officer of another company. The directors currently serving on the HRC are Donald J. Carty (Chair of the HRC), Lisa A. Stewart, Peter W. Tomsett and Harold N. Kvisle. The members of the HRC have relevant education and experience pertaining to their responsibilities as members of the HRC (refer to pages 6 to 11 for more details).

Mandate of the Human Resources Committee

The HRC has, as part of its mandate, responsibility for the design and competitiveness of Talisman's executive compensation programs, including incentive and equity-based compensation, benefits programs, and compensation of the President and Chief Executive Officer and the other executive officers of the Company. The HRC also reviews annually, the performance contracts of the President and Chief Executive Officer and other executive officers. For more detail, the Terms of Reference for the HRC are posted under the Governance section on the Company's website.

During 2010, the HRC held five meetings (four regularly scheduled and one special) and conducted in-camera sessions at each of its meetings without management present. The activities of the HRC in 2010 included:

•
Performing a peer company comparison and review of executive compensation;

•
Reviewing and approving the variable pay and other executive compensation related to the 2009 performance year for the Company's executives and approving their base pay for 2010;

•
Reviewing and approving 2010 grants of stock options and performance share units under Talisman's long-term incentive program;

•
Considering ad hoc pension plan increases;

•
Reviewing and recommending the appointment of the Executive Vice-President, Corporate Services and reviewing and approving the compensation associated with this new executive officer appointment;

•
Performing a succession plan talent review of executives in the Company and reviewing the Company's development programs;

•
Retaining Towers Watson, an independent executive compensation consultant, as a consultant to the HRC, and receiving advice regarding executive compensation issues;

•
Approving 2011 metrics and targets for the Company's employees (including executive officers) under Talisman's performance share unit plan;

•
Reviewing and approving the 2011 performance contracts for the CEO and executive officers; and

•
Performing a review of the share ownership guidelines applicable to the Company's executive officers.

Executive Compensation Consultants

In 2010, management retained the services of Towers Watson to provide market information, surveys and trends, as well as external opinions on various executive compensation matters. In 2010, management paid approximately C$172,000 to Towers Watson for these services. During 2010, management also engaged Towers Watson to conduct an employee survey with fees totalling C$81,000.

The Committee has also engaged Towers Watson to provide market compensation data and review current compensation levels, and to provide advice to the Committee in respect of recommendations on executive compensation for 2011 (refer to page 19 for details). To address these items Towers Watson reports directly to the Chair of the Committee. As the Committee retains the authority and discretion to determine executive compensation, decisions made by the Committee may reflect factors and considerations other than the information provided or recommendations made by Towers Watson.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 15

Compensation Determination Process

As discussed in the "Compensation Discussion & Analysis" section, the HRC reviews performance achievements, including market performance and strategic and operating targets, against corporate and individual goals and objectives. The HRC strives to ensure that executive compensation is consistent with Talisman's executive compensation principles, the strategy of the Company, shareholder interests, governance practices, and market competitive practice. The HRC met in February, 2011 to review and approve the framework and amount of executive compensation for the 2011 year, and to determine the variable pay plan awards applicable to 2010 performance. In determining 2010 variable pay plan awards, the HRC noted that Talisman's portfolio transition was broadly completed during 2010, production exceeded expectations, capital spending was managed through the year in response to the reducing gas price, and various key operational metrics were all above target, driven mainly by the execution of the shale program in North America. They also noted various initiatives that management continued to progress, including the transition of the exploration portfolio, and the building of functional capacity and capability within the Company. However, because the Company did not meet its personal safety target (achieving an 18% improvement in lost time injury frequency but short of the 30% reduction target), the HRC, on a recommendation from management, determined that the corporate multiplier underlying the variable pay plan awards should be reduced. For further detail on the 2010 performance against objectives, please see pages 23 and 24 in the Compensation Discussion & Analysis which follows.

For a discussion of the specific compensation decisions reached by the HRC see the "Compensation Discussion & Analysis" section in this Circular.

Succession Planning

The HRC is responsible for reviewing succession plans for key management positions within the Company (including that of the CEO), as well as for reviewing management development practices and staffing plans in the Company. The Committee formally addresses succession planning at its second quarter meeting, which is dedicated to reviewing talent management and development programs generally. The full Board also holds a working session with the CEO at least once a year to review the performance of the Executive Vice-Presidents in their current roles as well as future capabilities and development plans for them. As required and from time to time, the Audit Committee also reviews the appointment of the Chief Financial Officer.

The Board interacts with the executive and key management positions at every regularly scheduled meeting. Other opportunities for the Chairman and the Board of Directors to interact with a larger employee group and to meet employees with potential to move into senior leadership roles occur throughout the year. In 2010, the Board of Directors attended events with the senior management team and the employee and contractor population during the international Board meeting held in Aberdeen, Scotland.

Non-Binding Advisory Vote on "Say on Pay"

This year, shareholders will be casting a non-binding advisory vote on Talisman's approach to executive compensation as outlined in greater detail in the section entitled "Advisory Vote on Executive Compensation" on page 14 of this Circular. Talisman's executive compensation policies are designed to align the Company's executive officers with the short and long-term interests of Talisman's shareholders by linking executive compensation to the performance of the Company, and the executives individually, as measured against Talisman's corporate objectives and strategy for achieving those objectives. We encourage shareholders to read the disclosure and to participate in the advisory vote. As this vote is advisory, it will not be binding upon the HRC or the Board. However, the Board, and the HRC in particular, will consider the outcome of the vote as part of its ongoing assessment of executive compensation.

The HRC has reviewed and discussed with management the disclosure in this Circular relating to compensation matters. Based on this review and discussion, the HRC recommended to the Board of Directors of Talisman that the "Compensation Discussion & Analysis" be included in this Circular.

Submitted on behalf of the Human Resources Committee:

Donald J. Carty	Lisa A. Stewart
Peter W. Tomsett	Harold N. Kvisle

16 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Compensation Discussion & Analysis

This Compensation Discussion & Analysis ("CD&A") describes Talisman's executive compensation programs and overall approach to executive compensation. Specifically discussed is the compensation for the following Named Executive Officers, referred to herein as "Executive Officers":

•
John A. Manzoni, President and Chief Executive Officer;

•
L. Scott Thomson, Executive Vice-President, Finance and Chief Financial Officer;

•
A. Paul Blakeley, Executive Vice-President, International Operations (East);

•
Richard Herbert, Executive Vice-President, Exploration; and

•
Paul R. Smith, Executive Vice-President, North American Operations.

For the purposes of this CD&A, "executive compensation" means base salary, short-term and long-term incentives, benefits (including post-employment benefits and change-in-control provisions), and other compensation. The executive compensation program covers all seven Executive Vice-Presidents that report to the President and Chief Executive Officer.

Compensation Philosophy & Program Design

The executive compensation philosophy is to reward Executive Officers commensurate with the success of the Company, execution of Talisman's strategy as outlined on page 19, personal achievements in support of that strategy, and in accordance with Talisman's values.

In keeping with this philosophy, the main objectives of Talisman's executive compensation programs are to:

•
Attract, retain and motivate high quality Executive Officers to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•
Develop a sense of proprietorship, thereby encouraging all Executive Officers to act in the best interests of the Company;

•
Build flexibility in its programs to accommodate the cyclical nature of the oil and gas business;

•
Align programs to business needs, structure and culture; and

•
Pay for performance by rewarding the attainment of goals and objectives.

Talisman's executive compensation plans are designed to reward Executive Officers at a market competitive level relative to corporate and individual performance achievements. Corporate performance is measured by achievement of safety, environmental, operational, financial, people, and strategic goals. Individual performance is evaluated based on achievement of personal performance goals, leadership (including technical leadership), and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers have a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance culture. This provides Talisman with financial flexibility and Executive Officers with an incentive to outperform expectations. Total direct compensation is targeted such that top quartile compensation is provided to Executive Officers in times when Talisman exceeds performance goals. By having elements of total direct compensation subject to performance, Executive Officers will receive significantly less compensation if Talisman does not achieve its goals.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 17

Annual Compensation Review Process

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole (that is, it considers "total direct compensation" in its entirety).

Competitive Market Analysis

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Talisman selects its peer companies with the following attributes:

•
A significant presence in oil and gas exploration and production;

•
North America operations or headquarters, facilitating compensation design and company performance comparisons;

•
International operations, recognizing the broader talent market for executive roles and reflecting international challenges and complexities similar to Talisman; and

•
Revenue, assets and market capitalization relative to Talisman.

The following peer companies were used in the competitive market analysis for 2010 executive compensation of Talisman's Executive Officers:

Canadian Energy Peers	International Energy Peers

Enbridge Inc.	Anadarko Petroleum Corporation

Encana Corporation	Apache Corporation

Husky Energy Inc.	Chesapeake Energy Corporation

Imperial Oil Limited	Devon Energy Corporation

Nexen Inc.	El Paso Corporation

Suncor Energy Inc.	EOG Resources, Inc.

TransCanada Corporation	Hess Corporation

Marathon Oil Corporation

Murphy Oil Corporation

Occidental Petroleum Corporation

Williams Companies, Inc.

XTO Energy Inc.

These peer companies were selected because they are independent organizations similar to Talisman in terms of industry, size and/or complexity. Many of these companies have executive positions similar to those within Talisman and reflect the combined domestic and international scope of responsibilities required at the executive level, and also reflect the broader geographic market in which Talisman competes for executive talent and capital. The competitive market analysis involves comparing similar positions in the peer companies to each Executive Officer.

The HRC directed management in 2010 to gather executive compensation data from proxy disclosure circulars and third party sources. This includes, but is not limited to, independent industry and national compensation surveys, such as those conducted by Mercer and Towers Watson. Compensation data, including base salaries, variable compensation, and long-term incentives, are collected, analyzed, and summarized by management. Compensation is also benchmarked internally to ensure that internal equity is taken into account in the decision making. A recommendation is then submitted by management to the HRC for review. The HRC reviews this material in their in-camera sessions, as well as in an in-camera session of the full Board, and has full discretion with respect to final decisions on executive compensation.

18 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The HRC has authority, at its discretion, to engage consultants and/or legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including, among other things, executive compensation and compensation disclosure practices. Historically, it has not been the practice of the HRC to use an external compensation consultant to provide advice or guidance on the amount or form of executive compensation. As previously mentioned, this practice has recently changed, as the HRC approved the retention of Towers Watson to review and comment on Executive Officer compensation for 2011, relative to the market.

At the end of 2010, the HRC revised the Company's executive compensation policy to position total direct compensation at approximately the 50th percentile of the combined Canadian and international peer group. This reflects an increased focus on the international peer group to ensure that Talisman benchmarks against the direct competitors for its executive talent. While this change in policy is effective for 2011, the overall positioning of total direct compensation against the combined Canadian and international peer groups was approximately the 50th percentile in 2010.

Determining Executive Officer Compensation – Context for Decision-Making

Market data are not the only factors considered by the HRC in determining executive compensation levels for Executive Officers. Talisman links executive compensation to the Company's performance against both strategic and operating targets. Overall corporate results, together with each Executive Officer's individual performance results for the prior performance year, influence the HRC's final determination of executive compensation.

The HRC has previously approved the performance contracts of the Executive Officers, which allow the Board of Directors to set expectations of the Executive Officers for the upcoming year. The performance contract for the President and Chief Executive Officer reflects the overall corporate objectives for the year. The performance contracts of the other Executive Officers cascade from these overall objectives.

The performance contracts of the Executive Officers generally have three main components:

•
First and foremost are health, safety and environment ("HSE") goals. Safety is a core value at Talisman and the safety of Talisman employees, contractors, and all others directly affected by Talisman's operations, is the top priority of the Company. Safety goals are included to ensure that the Company's safety culture is driven by a visible commitment by Executive Officers.

•
The second set of performance metrics focus on key business metrics for the upcoming year. Certain of these metrics, such as capital spending and operating cost, are relatively controllable, whereas other metrics such as net income are a function of both operating performance and external factors such as commodity prices. These metrics are tied to Talisman's annual operating plan and capital budget which are approved by the Board in December of each year. The objectives (which are reflected in the performance contracts) establish a benchmark for evaluating executive performance and establishing a corporate multiplier (score) for variable pay. In addition to the business metrics which focus on the upcoming year, the performance contracts of various Executive Officers also contain metrics such as reserves replacement ratio, exploration resource additions and recycle ratio considered key to the long-term success of the Company. These longer-term metrics are specifically incorporated into the performance metrics for the performance share unit plan discussed on page 25.

•
The final set of performance metrics are based on strategic initiatives. The HRC believes the Executive Officers and in particular the President and Chief Executive Officer are responsible for leading the development and execution of the Company's long-term strategy with a view to creating shareholder value. Talisman's key 2010 strategic objectives were:

•
Establish safe, long-term profitable growth from Talisman's operations in North America shales and Southeast Asia. Management believes that shale gas development in North America is the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

•
Reposition the international portfolio for renewal via high impact exploration in selected areas. Talisman's international exploration portfolio is directed toward high-impact prospects, which, if successful, will support the ongoing renewal of the Company.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 19

  •
  Operate Talisman's conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high quality production and cash generation for at least a decade. Talisman intends to maximize the value of existing assets, through efficient operations, in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

The HRC considers the targets included in the performance contracts when evaluating performance and determining the variable component of compensation. However, the determination of the final variable pay plan awards is not guided by a mechanical scorecard approach. Rather, the HRC conducts a thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. They also consider the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner. More specifically, the HRC recognizes that:

•
incentivizing Executive Officers to necessarily consider not only commercial and technical risks, but social, political, and reputational objectives and risks is integral to the Company's ability to achieve its long-term sustainability;

•
changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan;

•
Executive Officers must be given the flexibility and ability to make reasonable decisions, to ensure that they can lead the development and execution of the Company's strategy; and

•
Executive Officers should be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions.

The President and Chief Executive Officer provides the HRC with additional context for its decision-making, offering assessment on individual performance of the other Executive Officers. The HRC finalizes decisions on all executive compensation elements at the same time that the annual financial results are reviewed by the Board of Directors. This ensures that a holistic view of performance and of compensation is taken.

20 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Executive Compensation Elements

Base salary and variable pay reward both Company and individual Executive Officer performance on an annual basis. Long-term incentives reward Executive Officers for long-term performance of the Company as measured by key business metrics as well as share price performance. The summary chart below describes the key objectives for each executive compensation element and the relative pay mix1.

1
1   Pay mix refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target pay mix for the Executive Officers including the President and CEO is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted towards 'at risk' compensation, rather than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 21

Base Salary

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed. Base salaries for Executive Officers are reviewed annually and adjustments are made April 1 of each year. Any changes to base salaries require the approval of the HRC.

Base salaries are targeted at the 50th percentile of similar positions of the Company's combined Canadian and international peer groups. Talisman will continue to target this position in the market in 2011 to attract and retain high quality Executive Officers and promote a high performance culture.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Since targets for short-term and long-term incentives are expressed as a percentage of base salary, the HRC reviews all elements of Executive Officer compensation at the same time.

Variable Pay Plan Overview

Variable pay is a key element of executive compensation and provides a target total cash compensation opportunity at a market competitive level. The variable pay plan is designed to link an Executive Officer's individual performance and impact on corporate performance, to actual variable pay received. Talisman's Executive Officers share in the risks and rewards of safety, environmental, operational, financial, people, strategic, and individual success.

Key objectives of Talisman's variable pay plan are intended to:

•
Align performance with the achievement of annual goals and objectives;

•
Reinforce accountability and company values;

•
Reward performance contributions relative to leadership, financial results and operational achievements; and

•
Provide opportunities to share in Talisman's success.

Variable pay for 2010 was targeted (as a percentage of salary) at the median of Canadian energy peers. Actual variable pay received by Executive Officers may exceed or fall short of targets based upon Company performance outcomes. Variable pay opportunities range from 0% to 200% of target. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment by the HRC of year-end financial performance and individual results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year are as follows:

	Variable Pay		Weighting on Results

Position	Target (as a % of salary earnings)	Opportunity Range (as a % of salary earnings)	Corporate	Individual

President and Chief Executive Officer	100%	0% – 200%	70%	30%

Other Executive Officers	60%	0% – 120%	50%	50%

2010 Variable Pay Plan Awards

As noted on pages 19 and 20, the HRC considers market data, the performance of the Company as a whole against the targets set in the Executive Officers' performance contracts and the broader environment in which the Company operates in making their determination on variable pay plan awards. Acting in the best interests of the Company, the HRC has the discretion and authority to appropriately adjust variable payments upward or downward based on the outcome of these assessments.

22 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

In February, 2011 the HRC considered the performance contracts of the Executive Officers against actual results achieved. The HRC has made the following observations with respect to the objectives contained in the President and Chief Executive Officer's contract, which reflects the achievement of overall corporate objectives:

2010 Objectives	2010 Results

• Health Safety & Environment (20% weighting)
– reduce lost time injury frequency (LTIF), the number of unintentional hydrocarbon releases and the number of oil and chemical spills
– achieve a zero backlog on repair orders for safety critical equipment
– ensure and implement various HSE global standards as part of continual improvement of management systems
• 18% reduction in LTIF, 66% reduction in unintentional hydrocarbon releases and 26% reduction in the number of oil and chemical spills over 2009
✓    Zero backlog achieved by end of 2010
✓ Three global standards implemented, updated crisis management structure implemented

• Key Business Metrics (40% weighting)
– operating targets (e.g. production, proved reserve additions)
– financial targets (e.g. net income, free cash flow, capital spending, unit operating costs)
– efficiency measures (e.g. reserve replacement costs, reserve replacement ratio, recycle ratio)

✓    Production averaged approximately 417,000 boe/d which is above the market guidance of 415,000 boe/d
✓    Operating costs, on a continuing operations basis, were approximately $1.9 billion, essentially flat compared with 2009. On a unit basis, operating costs in 2010 were $12.80/boe, a reduction from $12.91/boe in 2009
✓    Capital spending in 2010 totaled approximately $4 billion, less than the $4.9 billion cash originally projected in the Company's 2010 market guidance, and less than the $4.3 billion spent in 2009. The reduction in capital was due to a combination of project re-phasing, lower actual project expenditure, and foreign exchange benefit
✓    The Company reserve replacement was 164% of production in 2010, through drilling and non-price revisions, with 249 mmboe of proved reserve additions, excluding price revisions
✓    Replacement costs (reserves added in year divided by E&P capital expenditure in the year) were reduced 35% from 2009
✓    Income after tax was $648 million, an increase compared with $437 million in 2009
✓    Free cash flow was $(613) million, compared with $1,365 million in 2009. The reduction in free cash flow reflects the asset acquisition program undertaken in 2010 as well as higher cash taxes and lower cash proceeds from commodity derivatives
✓ The before-tax recycle ratio was 1.9X. Recycle ratio is defined as revenue less operating costs, G&A and royalties per unit, divided by the reserve replacement costs

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 23

 • Strategic Initiatives (40% weighting)
– identify and sponsor the development of Talisman's future leaders globally
– champion global discipline networks
– develop and implement a more formal performance management system
– continue the transition from conventional gas to an unconventional gas portfolio
– continue to evolve the exploration portfolio and capability to secure long term renewal of the resource base
– progress various strategic initiatives, including those with respect to Norway and Asia
– continue to strengthen functional capability

✓    Achieved 100% compliance on performance reviews and completed 360 feedback exercise with all targeted leaders; completed first educational program under the Leadership Development Program; reviewed succession plans for Executive Officers
✓    Established framework and sponsors for discipline network, with plans to continue progress in 2011
✓    Performance management system implemented, with operational performance targets in use in all regions
✓    Executed sale of $2 billion of Canadian conventional gas assets and established three unconventional development areas (Marcellus, Eagle Ford and Montney plays) while maintaining balance sheet strength
✓    Progressed development of South America exploration potential through purchase of a 49% interest in BP plc's Colombia subsidiary; acquired additional acreage in Asia
✓    Completed acquisition of interests in Norway from Norwegian Energy Company ASA and Spring Energy Norway AS to provide medium term stability to Norway portfolio
✓    Strengthened Asia growth options through development of Jambi-Merang and HSD developments
✓ Acquired senior leadership talent in key functional roles

Reflecting the context in which variable pay decisions are made, and the corporate achievements highlighted above, the HRC approved a corporate multiplier of 1.5 (on a scale of 0 to 2) for 2010 performance. As noted in the Report of the Human Resources Committee on page 15, the HRC, on recommendation from management, used its discretion to reduce the 2010 corporate multiplier to reflect a missed safety target.

Long-term Incentives

Long-term incentives are an integral component of Talisman's overall compensation strategy, focusing on creating long-term shareholder value and Company performance. The Long-term Incentive Program ("LTIP") is 50% weighted to stock options and 50% weighted to performance share units ("PSUs"). The key objectives of the LTIP are to:

•
Align long-term interests of Executive Officer's with those of shareholders;

•
Develop a sense of proprietorship among Executive Officers and further strengthen the link between compensation and performance;

•
Focus Executive Officers on long-term corporate strategy; and

•
Retain Executive Officers who have the knowledge, experience and expertise required by the Company.

The long-term incentive value granted to each Executive Officer is expressed as a targeted percentage of base salary. Decisions with respect to 2010 long-term incentive grants for Executive Officers were made consistent with the objectives and processes

24 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

described herein, and the pay mix illustrated on page 21. In 2010, long-term incentives were targeted at the 50th percentile of Talisman's combined Canadian and international peer groups. This will continue to be the company's target position for long-term incentives.

Context for Granting Long-Term Incentives

The Board of Directors has delegated the responsibility for reviewing and approving the granting of long-term incentives to the HRC. The HRC's decision to award a long-term incentive grant is determined at the same time as decisions for other compensation elements in the first quarter of the year (as described in the "Annual Compensation Review Process" on page 18). After deciding that it is appropriate to award a long-term incentive grant, the HRC approves a resolution which, among other things:

•
Sets out the number of stock options and PSUs to be granted to the President and Chief Executive Officer and other Executive Officers; and

•
Sets out the parameters and authorities for approving other stock option and PSU grants throughout the year for promoted or newly appointed Executive Officers.

As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of the Company, long-term incentives comprise a significant portion of pay mix. Talisman's LTIP does not provide mechanisms by which Executive Officers can monetize unvested equity awards.

Stock Options (Option-Based Awards)

The HRC determines, subject to compliance with securities legislation, the date or future date of grant and defines the method by which the exercise price of the stock options will be determined, thereby eliminating any management discretion in determining the strike price of stock options. Pursuant to the terms of Talisman's Employee Stock Option Plan ("ESOP"), the strike price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted, and the number of options that may be granted to any one individual shall not exceed 5% of the total number of Common Shares outstanding at the date of adoption of the ESOP.

Stock options are intended to be market competitive and forward-looking; they are not granted to reflect or reward prior year performance. As such, previous option-based awards are not taken into account when considering new grants. Stock options generally vest after three years and expire on the 10th anniversary of issuance.

Performance Share Units (Share-Based Awards)

The PSU plan is strictly performance-based and intended to reward Executive Officers for achievement of the Company's performance against specific corporate goals and objectives. The HRC sets the performance targets for each three-year performance cycle and PSUs vest following the three-year performance cycle. The number of PSUs that vest are subject to the Company's achievement of specific performance metrics against predetermined targets, measured over the three-year period. The vesting performance factor can range from 0% – 150% of the number of PSUs granted, and the vested PSUs are settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants in the PSU Plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs"). All PSUs, including dividend equivalent PSUs, that are not vested at the end of the performance cycle are forfeited.

The HRC approved the following metrics related to the PSUs granted in 2010:

•
Recycle Ratio;

•
Reserves Replacement Ratio; and

•
Exploration Resource Additions.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 25

Recycle Ratio is calculated by dividing Talisman's pre-tax netback ((price * production) – total cash operating costs, including G&A – royalties) / production) by reserve replacement costs (exploration and development capital expenditure / reserve additions and revisions). The basic premise behind a recycle ratio is that if the renewal of the asset base (reserves) is being done at less cost than the current realization (operating profit or netback), then future profitability or efficiency will be increased. In other words, the higher the recycle ratio, the greater the profitability will be for the Company.

Reserves Replacement Ratio is defined as the total reserve additions and revisions in a year divided by production in that year. If the ratio is greater than 1, the reserve base of the Company is growing. Conversely if the ratio is less than 1, the reserve base of the Company is shrinking.

Exploration Resource Additions measure the amount of contingent resources that are added to the Company's portfolio. Only Exploration Resources Additions from organic activities (commonly referred to in the oil and gas industry as additions "through the drill bit") will be used for this performance metric; resource additions through inorganic means such as by way of acquisition will not. In addition, only the Company's working interest share is included in the determination of the Exploration Resource Additions.

The metrics listed above are intended to be transparent to the participants in Talisman's PSU plan as well as to the market. In approving the performance metrics, the HRC determined that Reserves Replacement Ratio, as a short-to-medium term growth metric, was appropriately balanced by Exploration Resource Additions, which focuses on longer term renewal of reserves. As the timeline from discovery of resources to booking proved reserves is often many years, the incorporation of Exploration Resource Additions as a vesting metric ensures that corporate focus is maintained on longer term exploration success.

The HRC also determined that all factors involved in the determination of Recycle Ratio except price and royalties, are controllable elements of the business that ultimately drive performance. The pre-tax recycle ratio will be normalized for price and exchange rates, removing the largest external factors from the determination of performance. In the same way as for the Recycle Ratio, the reserve additions and revisions underlying the Reserves Replacement Ratio will be normalized for price, giving a more accurate reflection of actual performance.

All metrics are measured on a three year average basis to address the uneven cycle of longer term international projects. The three metrics will be balanced when determining the final PSU vesting percentage. Together, Reserves Replacement Ratio and Exploration Resource Additions will account for approximately half of the vesting, with the other half will be directionally weighted to Recycle Ratio. The weightings, which are intended to show the relative importance of each metric to Talisman's overall business success, are subject to the final discretion of the HRC. In determining the final vesting percentage, the HRC may consider internal business changes and other qualitative factors and their impact on the performance reached.

The metrics and targets for 2010 PSU grants are provided in the table below.

	Three Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.0	1.0	1.5	1.8

Reserves Replacement Ratio	<0.75	0.75	1.3	1.7

Exploration Resource Adds (mmboe)	0	60	120	150

The number of PSUs that will become vested PSUs at the end of the performance period can range from 0-150% of the initial number of PSUs granted (including dividend equivalent PSUs) subject to the HRC's determination of how the target was met for each performance metric described above.

26 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The vesting range for recycle ratio is 0% for a recycle ratio of less than 1.0. A linear progression is applied further increasing to a recycle ratio of 1.0, representing 50% achievement of the target, to the target recycle ratio of 1.5 (for 100% vesting) and 1.8 (for 150% vesting). The recycle ratio will be measured on a three-year rolling average normalized for price.

The vesting range for reserves replacement ratio is 0% up to a replacement ratio of 0.75, increasing in a linear fashion to the threshold level of 100% for a reserves replacement ratio of 1.3, and further increasing in a linear fashion to 150% for a reserves replacement ratio of 1.7. The reserves replacement ratio is measured on a three-year rolling average.

The vesting percentages for the exploration resource additions range from 0% if there are no resource additions, to a maximum of 150% with the addition of 150 million barrels of oil equivalent (mmboe). The 100% target is set at 120 mmboe per year. As resource additions can be variable, a rolling three-year average will be used.

Benefits, Savings & Pension

In order to attract and retain high quality talent, Executive Officers are eligible for Company paid executive benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the Executive Officer is no longer earning income from employment (refer to page 33 for specific details on pension arrangements). In addition to the above Company provided benefits, Executive Officers may contribute 5% of their annual base salary and variable pay to Talisman's savings plan, and contributions are then matched by the Company. All funds from Talisman's savings plan are invested in Talisman shares.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Executive Officers receive perquisite values competitive with similar positions in the compensation peer group. Perquisites include a vehicle allowance, club membership, financial planning, and parking. Perquisites are reviewed periodically in order to remain reasonable and competitive with market practices. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's Canadian peer group to maintain some level of perquisites.

Restricted Share Units (Share-Based Awards)

Talisman has a Restricted Share Unit ("RSU") plan whereby the HRC can approve grants of RSUs on a select basis to attract and/or retain key executives with the knowledge, experience, and expertise required by Talisman. The RSU plan is not an annual component of an Executive Officer's compensation package.

RSUs are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after three years from the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs").

RSUs are settled in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of vested RSUs.

The RSU plan provides that, if an executive officer voluntarily resigns or is terminated for cause during the vesting period, the RSUs and any dividend equivalent RSUs will be cancelled and no payment will be made. In the event of a change in control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect thereof vest on the date of such change in control.

Termination & Change in Control Benefits

Employment contracts contain change in control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an Executive Officer if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change in control provisions in executive employment contracts is consistent with industry peers and is

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 27

influential in attracting and retaining executive talent. Refer to page 35 for more details on "Employment Contracts & Termination Arrangements".

Executive Share Ownership Guidelines

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interests of various officers with shareholders. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs is included. The value of stock options (vested or unvested) and PSUs are not included in the calculation.

Individuals are provided up to five years from the implementation of amended guidelines, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership. In determining the executive's ownership position, the market value of Talisman's Common Shares, using the average of the high and low trading price on the TSX on the last trading day of the year, is used. The following table outlines the share ownership guidelines:

Position	Required Share Ownership

President and Chief Executive Officer	3x annual base salary

Other Executive Officers	2x annual base salary

Refer to page 33 for specific ownership levels of Executive Officers.

28 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Performance and Trends in Executive Compensation

The following graph shows the performance of Talisman's Common Shares compared to the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P 500 Oil and Gas Exploration and Production indices for the period December 31, 2005 to December 31, 2010. The graph assumes that all dividends are reinvested when paid.

	At December 31[1]						Average Annual
C$100 Investment In Base Period	2005	2006	2007	2008	2009	2010	Return

Talisman Common Shares[2]	100.00	97.17	91.06	61.08	99.97	113.82	2.62%

S&P/TSX Composite Total Return Index	100.00	117.04	128.47	86.87	116.71	136.86	6.48%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	101.38	111.47	78.60	111.03	124.93	4.55%

S&P 500 Oil & Gas E & P Total Return Index[3]	100.00	104.90	128.70	103.78	127.70	131.27	5.59%

1
Or last business day of the year.

2
Assumes dividends are reinvested.

3
Converted into Canadian funds.

In keeping with Talisman's executive compensation principles, a significant portion of Executive Officers' pay is at risk. The 2010 variable pay for Executive Officers was assessed at the high end of the performance range. This is a result of strong corporate performance during the year as reflected in the Company's share performance relative to industry peers. A significant portion of an individual Executive Officer's target compensation is in the form of long-term incentives, the value of which is relative to any increase (or decrease) in the Common Share price, among other factors. This creates a correlation between Common Share performance and compensation gained by the individual. Similarly, the metrics used to assess the PSUs are relative to Company performance, among other factors.

The following graph tracks Talisman's share performance on the NYSE during 2010 relative to its peer average.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 29

Executive Compensation Tables

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, and each of the three most highly compensated Executive Officers. Collectively, these individuals are referred to in this section as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

	Year	Salary ($)	Share- Based Awards[1] ($)	Option- Based Awards[2] ($)	Non-Equity Annual Incentive Plan Compensation[3] ($)	Pension Value ($)	All Other Compensation[4] ($)		Total Compensation ($)

Named Executive Officers

John A. Manzoni	2010	1,300,500	2,007,155	2,026,236	1,950,750	854,400	246,373	[5]	8,385,414
President and	2009	1,272,000	2,158,347	2,142,672	2,289,600	617,300	197,592		8,677,511
Chief Executive Office	2008	1,254,000	–	5,027,580	1,341,780	1,000,400	192,581		8,816,341

L. Scott Thomson	2010	645,000	710,074	716,812	580,500	296,200	70,356		3,018,942
Executive Vice-President,	2009	630,000	788,603	782,866	680,400	199,800	97,636		3,179,305
Finance, and Chief Financial Officer	2008	315,000	1,000,000	1,776,616	207,900	188,100	76,805		3,564,421

A. Paul Blakeley	2010	642,500	698,806	705,428	578,250	432,000	155,787	[6]	3,212,771
Executive Vice-President,	2009	603,750	694,721	689,673	652,050	326,300	49,113		3,015,607
International Operations	2008	541,600	–	1,497,102	341,208	586,800	128,923		3,077,489
(East)

Richard Herbert	2010	642,500	698,806	705,428	578,250	360,700	75,223		3,060,907
Executive Vice-President,	2009	516,667	500,000	1,748,408	558,000	228,300	616,275		4,167,650
Exploration

Paul R. Smith	2010	645,000	710,074	716,812	580,500	294,000	137,635	[7]	3,084,021
Executive Vice-President,	2009	520,417	508,121	1,759,543	562,050	169,100	607,746		4,126,977
North American Operations

1
The grant date value of the PSU awards is based on the number of PSU granted multiplied by a valuation ratio of 0.75 and the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date. The valuation ratio is calculated by an independent consultant, and includes a discount to account for the vesting restrictions and an adjustment to reflect the performance conditions attached. The Company uses this methodology, as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2
Option-based award values reflect the grant date fair market value using the Binomial Lattice Option Pricing Model. In 2010, a binomial factor calculated by an independent consulting firm of 0.309 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 33.47%; Yield = 1.24%; Vesting = 3 year cliff; and a yield curve based on prevailing 2010 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

3
Amounts shown are variable payments related to the performance year indicated, paid the following April.

4
Other compensation for 2010 includes the value of the Company's Savings Plan, post-retirement benefits, life insurance premiums paid by the Company, holiday bonus, and any service awards. Except for Mr. John A. Manzoni, Mr. A. Paul Blakeley and Mr. Paul R. Smith, the perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary of the NEOs.

5
For Mr. John A. Manzoni, the amount includes $20,501 for tax preparation and financial planning, and a $19,747 taxable benefit for his vehicle allowance.

6
For Mr. A. Paul Blakeley, the amount includes $29,744 to cover additional taxable expenses for business trips to Asia and a $29,744 taxable benefit for storage costs for household effects as part of his relocation arrangement moving from the UK to Canada upon his promotion to Executive Vice-President, International Operations (East).

7
For Mr. Paul R. Smith, the amount includes $39,444 for relocation costs upon hire.

30 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table outlines the outstanding share-based and option-based awards as at December 31, 2010.

	Share-Based Awards		Option-Based Awards

	Number of Shares or Units of Shares that have not vested[1] (#)	Market or Payout Value of Share-Based Awards that have not vested[2,3] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money options[4,5] ($)

Named Executive Officers

John A. Manzoni	379,371	8,391,686	500,000	18.225	August 31, 2017	1,947,500
President and			900,000	18.02	March 31, 2018	3,690,000
Chief Executive Officer			498,920	13.255	March 31, 2019	4,422,926
			379,150	17.295	March 31, 2020	1,829,399

L. Scott Thomson	183,182	4,051,995	254,260	22.54	June 30, 2018	0
Executive Vice-President,			182,290	13.255	March 31, 2019	1,616,001
Finance and Chief Financial Officer			134,130	17.295	March 31, 2020	647,177

A. Paul Blakeley	126,270	2,793,084	100,000	8.561	March 11, 2014	1,355,890
Executive Vice-President,			135,000	14.018	March 8, 2015	1,093,725
International Operations			195,000	19.693	March 8, 2016	473,200
(East)			201,000	20.345	April 1, 2017	356,775
			268,000	18.02	March 31, 2018	1,098,800
			160,590	13.255	March 31, 2019	1,423,630
			132,000	17.295	March 31, 2020	636,900

Richard Herbert	101,385	2,242,627	465,200	11.60	March 1, 2019	4,893,904
Executive Vice-President,			132,000	17.295	March 31, 2020	636,900
Exploration

Paul R. Smith	103,099	2,280,558	465,200	11.60	March 1, 2019	4,893,904
Executive Vice-President,			1,875	18.33	November 15, 2019	7,106
North American Operations			134,130	17.295	March 31, 2020	647,177

1
Aggregate number of PSUs and RSUs held as at December 31, 2010, including dividend equivalent PSUs and dividend equivalent RSUs.

2
Market or payout value of PSUs that have not vested is determined by multiplying the number of unvested PSUs, including dividend equivalent PSUs, by the target (i.e. 100%) performance multiplier, as described on pages 25-26, and the closing price of the Company's Common Shares on the TSX on December 31, 2010 ($22.12).

3
Market or payout value of RSUs that have not vested is determined by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price of the Company's Common Shares on the TSX on December 31, 2010 ($22.12).

4
For Mr. Blakeley, represents aggregate number of cash units and stock options held as at December 31, 2010. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share appreciation plan) while he was an employee of Talisman Energy (UK) Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

5
Value of stock options is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2010 ($22.12) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or number of Common Shares underlying the options held. Value of cash units is calculated by subtracting the exercise price of the cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2010 and multiplying that amount by the number of cash units held.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 31

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

	Non-Equity Incentive Plan Compensation – Value Earned During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Option-Based Awards – Value Vested During the Year[3] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	1,950,750	1,458,535	0

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	580,500	0	0

A. Paul Blakeley Executive Vice-President, International Operations (East)	578,250	0	0

Richard Herbert Executive Vice-President, Exploration	578,250	0	1,192,465

Paul R. Smith Executive Vice-President, North American Operations	580,500	0	1,192,465

1
Amounts shown are variable pay related to the 2010 performance year, to be paid out in April 2011.

2
The value noted is the value paid to Mr. Manzoni upon the vesting of his 2007 RSU grant. The value vested is calculated by multiplying the number of RSUs, including dividend RSUs, by the average closing price of the Company's Common Shares on the TSX for the five trading days immediately prior to the vesting date of September 1, 2010 ($16.798).

3
The values noted represent the value that would have been realized by the Executive Officer if options had been exercised on the vesting date. Where the share price on the vesting date was lower than the exercise price of the grant, a zero value is noted. Value vested is calculated by subtracting the exercise price of the option from the closing price of the Company's Common Shares on the TSX and multiplying that amount by the number of Common Shares underlying the options.

32 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Share Ownership Table

The following table lists the value of the equity investments held by the Named Executive Officers as at December 31, 2010. See page 28 for further information on share ownership guidelines.

Executive Officer[2]	Restricted Share Units (#)	Common Shares (#)	Total Value of Equity Investment[1] ($)	Share Ownership Requirement (Multiple of Salary)	Current Share Ownership Level[2]	Date to Meet Share Ownership Guidelines

John A. Manzoni President and Chief Executive Officer	–	101,956	2,259,855	3.0	1.73	September 2012

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	46,406	15,510	1,372,368	2.0	2.11	July 2013

A. Paul Blakeley Executive Vice-President, International Operations (West)	–	38,730	858,450	2.0	1.32	April 2011

Richard Herbert Executive Vice-President, Exploration	46,288	22,032	1,514,313	2.0	2.33	March 2014

Paul R. Smith Executive Vice-President, North American Operations	46,288	23,599	1,549,045	2.0	2.38	March 2014

1
Reflects the market value of Talisman's Common Shares using the average of the high and low price on the TSX on December 31, 2010 ($22.165).

2
Share ownership as a multiple of base salary at December 31, 2010. Individuals are provided up to five years from the implementation of the amended guidelines, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership.

Pension Plan Benefits

Defined Benefit Pension Plans

Talisman provides John A. Manzoni, the President and Chief Executive Officer, L. Scott Thomson, the Executive Vice-President, Finance and Chief Financial Officer, Richard Herbert, the Executive Vice-President, Exploration, and Paul R. Smith, the Executive Vice-President, North American Operations, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

•
A funded registered pension plan called The 2007 Registered Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Registered Pension Plan"); and

•
An unfunded supplementary executive retirement plan called The 2007 Supplementary Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Supplementary Pension Plan"), a non-registered pension plan which provides pension benefits that exceed the prescribed maximum allowable under the Income Tax Act (Canada). The 2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. In addition to the NEOs listed above, three other Executive Officers accrued benefits in the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan during 2010.

The 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board of Directors. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of Talisman. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 33

death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

Following the methods prescribed by the Canadian Institute of Chartered Accountants (CICA), the 2007 Registered Pension Plan has an excess of accrued obligations over assets of $135,000 as at December 31, 2010. The unfunded accrued obligations of the 2007 Supplementary Pension Plan are $7,083,000 as at December 31, 2010, representing an increase of $3,964,000 over the unfunded accrued obligations of $3,119,000 as at December 31, 2009.

Talisman provides A. Paul Blakeley, the Executive Vice-President, International Operations (East), with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
A funded registered pension plan called the Talisman Energy Inc. Supplementary Pension Plan for Executives (the "Supplementary Pension Plan"); and

•
An unfunded supplementary executive retirement plan called the Talisman Energy Inc. Retirement Compensation Arrangement (the "Special Pension Agreement"), a non-registered pension plan which provides pension benefits that exceed the prescribed maximum allowable under the Income Tax Act (Canada). The Special Pension Agreement is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. In addition to the NEO listed above, three other former Executive Officers accrued benefits in the Supplementary Pension Plan and the Special Pension Agreement during 2010.

For Executive Officers, the Supplementary Pension Plan and the Special Pension Agreement provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older, or if the sum of the member's age and years of continuous service is at least 85. Pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

A. Paul Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the average of the best three years of base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the average of the best three years of base salary includes service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

In 2004, the Company changed the pension accrual rate of the Special Pension Agreement to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual from the date of participation in the Supplementary Pension Plan at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Supplementary Pension Plan or 14 years of Company service. For credited service after the earlier of seven years in the Executive Plan or 14 years of Company service, pension is accrued at a rate of 2% per year. This enhancement provides A. Paul Blakeley with an additional 2% accrual for his first 2.26 years of participation in the Supplementary Pension Plan.

Following the methods prescribed by the Canadian Institute of Chartered Accountants (CICA), the Supplementary Pension Plan has an excess of accrued obligations over assets of $2,005,000 as at December 31, 2010. The unfunded accrued obligations

34 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

of the Special Pension Arrangement (including certain members of the defined benefit component of the Pension Plan for Employees of Talisman Energy Inc. and Participating Associated Companies whose pension benefits exceed the prescribed maximum allowable under the Income Tax Act (Canada) and who are also covered by the Special Pension Agreement) are $64,909,000 as at December 31, 2010, representing an increase of $7,977,000 over the unfunded accrued obligations of $56,932,000 as at December 31, 2009.

Defined Benefit Plan Table

The following table outlines estimated annual benefits, accrued obligations and compensatory and non-compensatory changes in accrued obligations in 2010 for the Named Executive Officers under the defined benefit pension plans. The reported values are based on actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation and the net benefit expense disclosed in Talisman's consolidated financial statements.

	Years of Credited Service[1]	Annual Benefits at End of Year[2] ($)	Annual Benefits at Age 65[3] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[4] ($)	Non- Compensatory Change in Accrued Obligation in Year[5] ($)	Accrued Obligation at End of Year ($)

Named Executive Officers

John A. Manzoni	3.333	228,300	1,368,900	2,094,500	854,400	802,200	3,751,100

L. Scott Thomson	2.500	64,400	829,400	458,800	296,200	291,900	1,046,900

A. Paul Blakeley	16.073	261,600	446,800	3,469,800	432,000	834,000	4,735,800

Richard Herbert	1.833	42,400	449,800	298,800	360,700	172,100	831,600

Paul R. Smith	1.833	42,700	845,000	250,900	294,000	217,200	762,100

1
Includes 11.74 years of credited service in the UK Pension Scheme for Mr. Blakeley.

2
Annual lifetime benefit payable at age 60 based on years of credited service and actual Best Average Earnings and Final Average Award at end of year, assuming approval by the Board of Directors of the additional annual accrual of 1% for members of the 2007 Supplementary Pension Plan.

3
Annual lifetime benefit payable at age 65 based on projected years of credited service, Best Average Earnings and Final Average Award at age 65, reflecting base salary rate at end of year and target variable pay, assuming approval by the Board of Directors of pension accruals after age 60 under the 2007 Supplementary Pension Plan.

4
Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

5
Includes interest on the accrued obligation and the impact of changes in assumptions.

Employment Contracts & Termination Arrangements

As at December 31, 2010, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change in control. A change in control is deemed to have occurred as a result of any of the following events:

•
Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Directors of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•
There is any acquisition of 30% or more of the shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control;

•
Talisman enters into an amalgamation, arrangement, restructure, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

•
The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman;

•
The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

The termination provisions will apply if there is a termination without cause of the Executive Officer by Talisman or by the acquiring company at any time, or at the Executive Officer's election within 12 months after any of the foregoing change of control events.

The conditions of the Executive Officer employment contracts follow, including a summary of potential payments in the event of a termination following a change in control or a termination without cause.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 35

Employment Contracts

	President and Chief Executive Officer	Executive Officers

Conditions and Obligations of Employment	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);
•  Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and
	• Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company).

Severance Payment

Potential Payments in the event of Termination without Cause or Termination following a Change in Control	• 2.5x annual base salary;
•  2.5x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.	• 2.0x annual base salary;
•  2.0x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

	• All pension benefits accrued as at the date of notice plus credit for additional 2.5 years.	• All pension benefits accrued as at the date of notice plus credit for additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted ("grossed up") commuted value by using an interest assumption which reflects an income tax rate of 30% on assumed investment income.

All Executive Officers

Additional Items

• Option to purchase the personally assigned company vehicle;
• Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits;
• Management termination counseling services; and
• Liability insurance and/or indemnity coverage.

Impact on Long-Term Incentives:

Termination following a	• Immediate vesting of outstanding stock options; and
Change in Control	• Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs including dividend equivalent PSUs vest on the date of the change in control.

36 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Termination without Cause	• All unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options expire;
• Unvested RSUs, including dividend equivalent RSUs, will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and
• Unvested PSUs, including dividend equivalent PSUs, will be prorated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Termination following a	• Immediate vesting of outstanding stock options; and
Change in Control	• Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, vest on the date of the change in control.

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs	Benefit programs end in the event of resignation, death or termination for cause.
Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay
Resignation: Not paid.
 Retirement: Paid in respect of preceding year (if retirement date precedes date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid as same time as all employees.
 Death: Paid in respect of preceding year (if death precedes date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid as same time as all employees.
Termination for Cause: Paid in respect of preceding year (if termination date precedes date upon which the variable pay would have been paid). No payment for current year.

Long-term Incentives	Resignation: All long-term incentives (including RSUs and PSUs) terminate at the close of business on the last business day the Executive Officer is actively at work.

Retirement: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 37

Death: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will vest subject to satisfaction or waiver by HRC of the performance conditions relating to such grant.

Termination for Cause: All long-term incentives (excluding RSUs and PSUs) will terminate five days after close of business on last business day the Executive Officer is actively at work. All RSUs and PSUs forfeited.

Accrued Pension
Resignation: Accrued pension paid as a commuted value or a deferred monthly benefit.
 Retirement: Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60 (unreduced if 85 points for members of the Supplementary Pension Plan and the Special Pension Agreement).
 Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.
Termination for Cause: Accrued pension paid as a commuted value.

Termination Following a Change in Control or Termination without Cause

The following table reflects the estimated incremental payments NEOs would have been entitled to in the event of termination following change in control or termination without cause on December 31, 2010.

	Severance Payment[1] ($)	Benefits ($)	Options-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] Change in Control ($)	Share-Based Awards (unvested and accelerated)[4] Termination Without Cause ($)	Pension[5] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	7,850,500	1,177,575	9,942,325	8,391,686	4,427,603	6,336,400

Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	2,467,000	370,050	2,263,178	4,051,995	2,630,700	1,353,800

A. Paul Blakeley Executive Vice-President, International Operations (East)	2,465,500	369,825	3,159,330	2,793,084	1,455,807	921,900

Richard Herbert Executive Vice-President, Exploration	2,465,500	369,825	3,899,503	2,242,627	1,430,130	1,546,600

Paul Smith Executive Vice-President, North American Operations	2,467,000	370,050	3,916,886	2,280,558	1,448,866	1,070,100

1
Includes the total value of severance payment as defined in the employment contract.

2
Value of all unvested Stock Options based on the closing price of the Company's Common Shares on the TSX on December 31, 2010 ($22.12).

3
Value of all unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, as of December 31, 2010, based on that day's closing price per share of the Company's Common Shares on the TSX of $22.12.

4
Value of unvested RSUs, including dividend equivalent RSUs, that would vest during the notice period, and prorated unvested PSUs, including dividend equivalent PSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2010 ($22.12).

5
Incremental value over regular resignation/retirement benefits as of December 31, 2010, including the value of the historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index.

38 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Director Compensation

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members. Director compensation is benchmarked to the Company's peer group and other companies included on the S&P/TSX 60 Index. In May 2010, the Governance and Nominating Committee approved an increase of the Chairman of the Board Annual Retainer and the Annual Director Retainer, by $20,000 and $10,000 respectively, to be aligned with the Company's peers. For the year ended December 31, 2010, each non-employee director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year Ended December 31, 20101

	Fee schedule for the period January 1 – April 30, 2010	Fee schedule for the period May 1 – December 31, 2010

Non-Executive Chairman of the Board Annual Retainer[2]	$330,000	$350,000

Annual Director Retainer	$110,000	$120,000

Board Meeting Fee	$1,700 ($800 for teleconference)	$1,700 ($800 for teleconference)

Audit Committee Chair Retainer	$15,000 (in addition to Audit Committee Member Retainer)	$25,000

Audit Committee Member Retainer	$10,000	$10,000

Committee Chair Retainer	$9,000 (in addition to Committee Member Retainer)	$15,000

Committee Member Retainer	$6,000	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)	$1,700 ($800 for teleconference)

Equity grant (Chairman)	$100,000 (in DSUs)	$100,000 (in DSUs)

Equity grant (Director)	$30,000 (in DSUs)	$30,000 (in DSUs)

1
Directors residing outside of Canada receive the stated fees described in US funds.

2
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board committee meetings, or for service on other Talisman-related matters.

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services as a director.

Director Compensation Table1

During 2010, non-employee directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer[2] (C$)	Committee Retainers (C$)	Attendance Fees[3] (C$)	Total Fees (C$)	Fees Paid in Cash (C$)	Fees Credited in DSUs (C$)	Equity Grant DSUs[4] (C$)	Total Compensation (C$)

Christiane Bergevin	116,676	12,000	22,700	151,376	82,628	68,748	30,000	181,376

Donald J. Carty	119,663	22,310	38,087	180,060	90,313	89,747	31,587	211,647

William R.P. Dalton	119,663	30,267	31,907	181,837	122,005	59,832	31,587	213,424

Kevin S. Dunne	119,663	21,539	28,480	169,682	121,817	47,865	31,587	201,269

Harold N. Kvisle[5]	78,791	21,288	21,000	121,079	28,879	92,200	30,000	151,079

Lisa A. Stewart	119,663	12,308	32,991	164,962	–	164,962	31,587	196,549

Peter W. Tomsett	116,676	15,000	36,300	167,976	–	167,976	30,000	197,976

John D. Watson	116,676	32,000	33,700	182,376	–	182,376	30,000	212,376

Charles R. Williamson	352,148	–	–	352,148	–	352,148	105,290	457,438

Charles M. Winograd	116,676	19,000	35,200	170,876	116,676	54,200	30,000	200,876

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 39

Past Directors	Basic Retainer[2] (C$)	Committee Retainers (C$)	Attendance Fees[3] (C$)	Total Fees (C$)	Fees Paid in Cash (C$)	Fees Credited in DSUs (C$)	DSU Benefit Paid[6] (C$)	Total Compensation (C$)

Douglas D. Baldwin[7]	–	–	–	–	–	–	2,243,863	2,243,863

Philip Dingle[8]	–	–	–	–	–	–	38,866	38,866

Stella M. Thompson[9]	38,214	9,346	11,000	58,560	43,274	15,286	–	58,560

Robert G. Welty[9]	38,214	4,154	14,400	56,768	28,384	28,384	–	56,768

Charles W. Wilson[9]	39,298	11,034	18,309	68,641	–	68,641	995,974	1,064,615

1
All of the amounts shown in this table are in Canadian dollars (C$). While directors residing outside of Canada receive fees in US funds (see table entitled "Director Fee Schedule for Year Ended December 31, 2010" above), the amounts are converted to Canadian dollars using the exchange rate applied during the year.

2
A minimum of 40% of a director's annual retainer must be taken in the form of DSUs. A director may elect to receive up to 100% of his or her annual retainer, committee retainer and attendance fees in DSUs. See "Director Share Ownership Policy". Pursuant to the DSU Plan, directors are not permitted to elect to receive DSUs in the quarter in which they become a director.

3
From time to time, a director may get paid for attending committee meetings of which they are not a member but were invited to attend.

4
The number of DSUs credited to a director's account is calculated by dividing the value of the DSUs by the mean of the high and low reported price at which Common Shares were traded on the TSX on the day preceding the grant date.

5
Mr. Kvisle was elected to the Board of Directors on May 5, 2010. The fees shown are for the period May 5, 2010 to December 31, 2010.

6
Reflects DSU benefit paid to past directors in accordance with provisions in the DSU Plan. See "Deferred Share Unit Plan".

7
Mr. Baldwin retired from the Board of Directors on April 29, 2009.

8
Mr. Dingle resigned from the Board of Directors on February 22, 2009.

9
Mssrs. Welty and Wilson and Ms. Thompson retired from the Board of Directors on May 5, 2010. The fees shown for each are for the period January 1, 2010 to May 5, 2010.

Director Share Ownership Policy

In August 1998, the Board adopted a program regarding director ownership of Common Shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the Director Share Ownership Policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five-year period. To correspond with the director election cycle, a year refers to May 1 to April 30. The number of Common Shares or DSUs to be owned is linked to a multiple of the annual retainer received by a director. The following accumulation schedule for non-executive directors is currently in effect:

Timetable[1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors[2,3]

End of Year 1	0.6 × Annual Retainer

End of Year 2	1.2 × Annual Retainer

End of Year 3	1.8 × Annual Retainer

End of Year 4	2.4 × Annual Retainer

End of Year 5	3.0 × Annual Retainer

1
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all individuals who were directors at that date, and will commence on May 1 of such later year during which any new individual is (a) elected a director of the Company or (b) appointed as Chairman of the Board.

2
As President and Chief Executive Officer, John A. Manzoni is required to comply with the Company's Executive Share Ownership Guidelines described in this Circular.

3
The Company does not currently intend to grant stock options to non-executive directors. No non-executive directors hold unexercised stock options.

Irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be received in the form of DSUs. In addition, a director may voluntarily elect that all or a portion of his or her Board and committee retainer and Board and committee attendance fees be allocated to the DSU program. In 2008, the Governance and Nominating Committee revised the Director Share Ownership Policy. Directors who do not meet the requirements of the Director Share Ownership Policy have 12 months to meet the thresholds again. Accordingly, these directors

40 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

must either elect to receive a higher portion of their fees in the form of DSUs, or otherwise acquire shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described previously. The following table sets out each nominee director's equity ownership in the Company as at April 30, 2010 (that is, as at the end of the most recently completed share ownership annual cycle prior to the date of this Circular). Additional summary share ownership information (which represents a partially completed annual share ownership cycle) is included as at March 1, 2011.

	Equity Ownership as at April 30, 2010[1]							Equity Ownership as at March 1/11[4]
Name	Years of Service[2]	Ownership Requirement ($)	Common Shares (#)	DSUs (#)	Total Value of Equity Investment at April 30, 2010[3] ($)	Minimum Share Ownership Requirement Met?	Multiple of Annual Retainer at April 30, 2010 (#)	Common Shares (#)	DSUs (#)	Total Value of Equity Investment at March 1, 2011[5] ($)	Multiple of Annual Retainer at March 1, 2011 (#)

Christiane Bergevin	1	66,000	2,000	5,928	142,308	☑	1.3	2,000	10,677	241,370	2.0

Donald J. Carty	1	66,000	10,000	5,943	286,177	☑	2.6	10,000	11,713	413,416	3.4

William R.P. Dalton	4	264,000	0	20,082	360,472	☑	3.3	0	24,787	471,944	3.9

Kevin S. Dunne	6	330,000	9,000	28,274	669,068	☑	6.1	9,000	32,587	791,816	6.6

Harold. N. Kvisle	0	–	0	0	–	N/A	–	17,000	6,510	447,630	3.7

Lisa A. Stewart	0	–	0	3,157	56,668	N/A	–	0	11,854	225,700	1.9

Peter W. Tomsett	0	–	0	2,978	53,455	N/A	–	0	11,830	225,243	1.9

John D. Watson	2	132,000	20,000	27,337	849,699	☑	7.7	20,000	36,885	1,083,090	9.0

Charles R. Williamson	1	198,000	0	61,408	1,102,274	☑	3.3	0	83,330	1,586,603	4.5

Charles M. Winograd	1	66,000	0	7,423	133,243	☑	1.2	0	14,221	270,768	2.3

Total			41,000	162,530	3,653,364			58,000	244,394	5,757,582

1
April 30, 2010 represents the end of the most recently completed share ownership annual cycle prior to the date of this Circular.

2
Year 1 is deemed to have commenced on (1) May 1, 2004 for Mr. Dunne; (2) May 1, 2006 for Mr. Dalton; (3) May 1, 2008 for Mr. Watson; (4) May 1, 2009 for Ms. Bergevin and Messrs. Carty and Winograd; (5) May 1, 2009 for Mr. Williamson who was appointed Chairman of the Board on April 29, 2009; and (6) May 1, 2010 for Ms. Stewart and Mssrs. Tomsett and Kvisle.

3
For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share closing price be used. The average closing price on the TSX for the period May 1, 2009 to April 30, 2010 was $17.95.

4
Current share ownership information (which represents a partially completed share ownership annual cycle) as at March 1, 2011.

5
The average closing price on the TSX for the period May 1, 2010 to March 1, 2011 was $19.04.

Deferred Share Unit Plan

Effective January 1, 2001, Talisman adopted the DSU Plan. Under the DSU Plan, non-employee directors of Talisman may, in addition to their mandatory allocations required under the Director Share Ownership Policy, elect to receive all or part of their cash compensation in the form of DSUs. The DSU Plan enhances the alignment of director and shareholder interests in that the value of the units directly tracks the performance of the Common Shares. Under the DSU Plan, DSUs are allocated to a notional account on a quarterly basis by dividing the amount of compensation that the director has elected to receive in DSUs by the fair market value of Talisman's Common Shares. A participant in the DSU Plan is not entitled to the benefit of the value of his or her DSU Plan account until such time as the participant ceases to be a director of Talisman. No shares are issued under this plan. The DSU Plan was modified in 2006 to allow for the separate granting of DSUs. These DSUs are reported in the above fee schedule and are exclusive of the DSUs that are granted to directors in lieu of Board and committee retainer fees and Board and committee attendance fees. In 2008, the Board of Directors approved amendments to the DSU Plan to ensure continuing compliance with Section 409A of the US Internal Revenue Code. In December 2009, the Board of Directors

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 41

approved further amendments to the DSU Plan to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation. The DSU Plan was restated in May 2010.

Director Stock Option Plan

Non-executive directors are eligible to participate in the Director Stock Option Plan (the "DSOP"), implemented in 1998. The DSOP was amended in 2003 to include the cash payment feature on all existing and future options. Options are fully vested after three years and expire if not exercised within 10 years of issuance. No stock options have been granted to non-executive directors since 2003. As a result of changes to the compensation structure for non-executive directors, Talisman does not intend to grant further stock options under this plan.

Outstanding Share-Based Awards & Option-Based Awards

As at December 31, 2010, the following stock options and DSUs are outstanding:

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options[1] ($)	Number of Shares or Units of Common Shares that have not vested[2] (#)	Market or Payout Value of Share-Based Awards that have not vested[3] ($)

Christiane Bergevin	–	–	–	–	10,677	236,175

Donald J. Carty	–	–	–	–	11,713	259,092

William R.P. Dalton	–	–	–	–	24,787	548,288

Kevin S. Dunne	–	–	–	–	32,587	720,824

Harold. N. Kvisle	–	–	–	–	6,510	144,001

Lisa A. Stewart	–	–	–	–	11,854	262,210

Peter W. Tomsett	–	–	–	–	11,830	261,680

John D. Watson	–	–	–	–	36,885	815,896

Charles R. Williamson	–	–	–	–	83,330	1,843,260

Charles M. Winograd	–	–	–	–	14,221	314,569

Past Directors					244,394	5,405,995

Douglas D. Baldwin[4]	45,000	7.19	April 29, 2011	671,850	–	–
	63,000	6.60	April 29, 2011	977,760

Stella M. Thompson[5]	25,000	6.60	May 5, 2011	388,000	39,572	875,333

Robert G. Welty[5]	–	–	–	–	42,398	937,844

Charles W. Wilson[5]	90,000	6.31	May 5, 2011	1,422,900	4,085	90,360

1
Aggregate Value of stock options is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on December 31, 2010 ($22.12) and multiplying that amount by the number of Common Shares issuable upon exercise of the options.

2
Includes outstanding equity DSU grants and Board and committee retainer and Board and committee attendance fees credited in DSUs.

3
Market or Payout Value is determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2010 ($22.12).

4
Mr. Baldwin retired from the Board of Directors on April 29, 2009. Pursuant to the retirement clauses of his stock option agreement, Mr. Baldwin's options will expire on April 29, 2011.

5
Mssrs. Welty and Wilson and Ms. Thompson retired from the Board of Directors on May 5, 2010. Pursuant to the retirement clauses of their stock option agreements, Mssrs. Welty and Wilson's and Ms. Thompson's options will expire on May 5, 2011.

42 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Information Relating to the Company

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has an Employee Stock Option Plan ("ESOP") and a DSOP pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of Common Shares from treasury and both have been approved by the shareholders.

The following table provides information as at December 31, 2010 and March 1, 2011, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)

Equity compensation plans approved	62,929,358	(Dec. 31)	$15.89	(Dec. 31)	42,653,842	(Dec. 31)
by securityholders	57,861,695	(Mar. 1)	$16.04	(Mar. 1)	43,023,898	(Mar. 1)

Equity compensation plans not approved by securityholders		–		–		–

Total	62,929,358	(Dec. 31)	$15.89	(Dec. 31)	42,653,842	(Dec. 31)
	57,861,695	(Mar. 1)	$16.04	(Mar. 1)	43,023,898	(Mar. 1)

1
Includes 6,627,000 Common Shares remaining available at December 31, 2010 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interests with those of the shareholders.

As at December 31, 2010, there were 62,706,358 Common Shares, representing 6.12% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 36,026,842 Common Shares, representing 3.52% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 57,861,695 Common Shares representing 5.63% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 36,396,898 Common Shares, representing 3.54% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP, as at March 1, 2011.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the HRC the authority to grant options pursuant to the ESOP.

The HRC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the HRC's discretion but options generally vest after three years, subject to early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the HRC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the HRC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 43

In determining such eligible individuals and the number of Common Shares to be covered by an option, the HRC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised. In March 2010, the Canadian federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. As a result, Talisman introduced a cashless exercise option feature for Canadian employees to assist in the exercise of stock options. It is not anticipated that Canadian employees will utilize the cash payment feature on a go-forward basis.

In addition, under the terms of the Company's standard employee stock option agreement, upon retirement, all unvested options will vest and will expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that would vest within the notice period as determined by the Company will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Options already vested will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time, alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

Director Stock Option Plan

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2010, there were 223,000 Common Shares, representing .02% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP. (There were 0 Common Shares, representing 0% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP, as at March 1, 2011). As noted above, although there are 6,627,000 Common Shares remaining available for issuance pursuant to the DSOP, the Company does not intend to grant any further options under the DSOP.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since

44 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

January 1, 2010, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or officer of the Company; (b) a director or officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain elaborated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Statement of Corporate Governance Practices

The Company's Statement of Corporate Governance Practices is set out in Schedule "A" to this Circular and is available on the Company's website at www.talisman-energy.com.

Audit Committee Information

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee's Terms of Reference, a description of Audit Committee members' education and experience, and a summary of external auditor service fees), is contained in Schedule "D" to the Company's Annual Information Form for the year ended December 31, 2010.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2012 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 7, 2011 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Directors' and Officers' Liability Insurance

The Company carries directors' and officers' liability insurance to a maximum of US$100,000,000 per claim, subject to an aggregate annual limit of US$100,000,000 for all directors and officers. This policy covers all directors and officers and various senior managers of the Company and its subsidiaries. There is no deductible applicable to the policy. The premium payable by the Company for the year January 1, 2011 to January 1, 2012 is US$470,030. No directors, officers or managers pay any portion of the premium.

Additional Information

Additional information related to the Company is available on the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information for the fiscal year ended December 31, 2010 is provided in the Company's comparative audited consolidated financial statements and annual management's discussion and analysis ("MD&A").

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 45

Copies of this Circular, the Annual Report, which contains the comparative audited consolidated financial statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2010, as filed with Canadian securities commissions and with the United States Securities and Exchange Commission ("SEC") under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.

C. Tamiko Ohta
Corporate Secretary
March 7, 2011

46 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Schedule A – Statement of Corporate Governance Practices

Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and a substantial majority of the NYSE corporate governance listing standards applicable to United States ("US") companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE.

Summaries of the mandates of the Board of Directors (the "Board"), its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer ("CEO") may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Board Composition, Board Committees and Position Descriptions

Board Size

The Articles of the Company provide that the Board of Directors shall, by way of resolution, fix the number of directors from time to time, such number being not less than four and not more than 20. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

The Governance and Nominating Committee has considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the six standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently between 10 and 12 members. For the purposes of the Meeting, the size of the Board has been fixed at 10 members.

Board Roles and Responsibilities

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. Talisman has a diligent risk management process in place that involves the engagement of senior management and the Board of Directors. The Board oversees the risk management process through regular discussions with the Company's executive officers regarding the significant risks, risk tolerance and risk management strategies. The Board holds an in-depth session each year which is devoted to a review and consideration of the strategic plan of the Company. As part of the annual strategic review, the Board considers the opportunities and risks of the business. The Board also reviews a risk matrix that assesses the key risks, including likelihood of occurrence and effects in event of occurrence. On at least an annual basis, management identifies the most significant risks to the Company and analyzes the underlying assumptions with respect to the factors impacting the key risk categories. Each key risk is assigned to a responsible manager, with the requisite expertise and understanding of Talisman's operations, who is accountable for monitoring their designated risks with a view to ensuring appropriate mitigation strategies surrounding the relevant risk. In 2010, a global risk management standard was also implemented, which provides a structured approach for assessing, reporting and monitoring risk. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company toward compliance with applicable laws, health, safety and environmental policies, financial practices and reporting.

The Board of Directors has developed Terms of Reference for the Board which are reproduced in their entirety in this Schedule "A". To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 47

the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

2010 Governance Activities of the Board

The Board of Directors fulfilled its mandate and, in addition, considered, reviewed or approved the following governance activities during 2010:

☑	Reviewed and approved a Say on Pay advisory vote
☑	Approved updates to the Disclosure Policy and the Insider Trading Policy
☑	Approved amendments to the Policy on Business Conduct and Ethics
☑
Participated in review of the mandate of the HSECR Committee as it relates to corporate social responsibility. The review resulted in changes to the Terms of Reference of the HSECR Committee to expand its oversight of corporate responsibility matters

Board Committees

The Board of Directors has six committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee (the "HRC"), the Reserves Committee, the Health, Safety, Environment and Corporate Responsibility Committee (the "HSECR Committee") and the Executive Committee. With the exception of the Executive Committee for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule. The following summarizes each committee's responsibilities. The Terms of Reference of each committee, containing details of its composition, roles and responsibilities, are available on the Company's website at www.talisman-energy.com.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company's financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company's auditor and overseeing the Company's internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. The Terms of Reference of the Audit Committee require that each member be independent and, as such, all members of the Audit Committee are unrelated, independent directors. For additional information on the Company's Audit Committee, including the Terms of Reference for the Audit Committee, please see Schedule "D" to the Company's Annual Information Form for the year ended December 31, 2010.

  Audit Committee Report

  The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

  The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2010 audited consolidated financial statements. The Audit Committee also discussed with the independent auditor the matters included in the US Auditing Standards No. 61, as amended (AICPA, Professional Standards, Volume 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) ("PCAOB") in Rule 3200T regarding "Communication with Audit Committees". The Audit Committee also has received and reviewed the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor its independence from the Company.

48 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

  Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's Annual Report to shareholders for the year ended December 31, 2010.

  The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934, as amended, and National Instrument 52-110 (Audit Committees) ("NI 52-110"), the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

  The Audit Committee
  John D. Watson, Chair
  Donald J. Carty
  William R.P. Dalton
  Charles M. Winograd

2010 Activities of the Audit Committee

The Audit Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters during 2010:

☑	Reviewed a presentation on letters of credit and the Company's third party credit risk
☑	Received an update on the Company's conversion to International Financial Reporting Standards ("IFRS") at each regularly scheduled Audit Committee meeting
☑	Received a special presentation on the determination of asset retirement obligations
☑	Reviewed the change to US dollar reporting in 2011
☑	Reviewed an update on the Company's contingent liabilities

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company's annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive Officer. The Terms of Reference of the Governance and Nominating Committee require that each member be independent and, as such, all members of the Governance and Nominating Committee are unrelated, independent directors.

2010 Activities of the Governance and Nominating Committee

The Governance and Nominating Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters during 2010:

☑	Continued with succession planning and recruitment of Board members – Lisa A. Stewart, Peter W. Tomsett and Harold N. Kvisle were elected to the Board in May 2010 to replace vacancies created by retirements
☑	Received the restated DSU Plan which reflects current practices and tax regulations regarding deferred compensation arrangements
☑	Reviewed and recommended a Say on Pay advisory vote

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 49

☑	Completed ad hoc independence reviews of directors to consider changing Board commitments

Human Resources Committee

The primary roles and responsibilities of the HRC include reviewing and approving the compensation levels of executive officers and leading the process for assessing the performance of the Chief Executive Officer; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries and the terms and conditions of employee benefit plans; reviewing and approving employee stock option grants and PSU grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company's pension plans; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing management development policies and practices and staffing plans; reviewing human resources strategies and policies; and reviewing the Company's executive compensation disclosure. The Terms of Reference of the HRC require that each of the members be independent, and as such, all members of the HRC are unrelated, independent directors.

2010 Activities of the Human Resources Committee

The HRC fulfilled its mandate and, in addition, considered, reviewed or approved the following matters during 2010:

☑	Held a focus session on people strategy, including succession planning
☑	Reviewed the impact of the 2010 Canadian Federal Budget on Talisman's stock option program
☑	Reviewed and approved the appointment of Towers Watson as external compensation consultant to the HRC
☑	Reviewed and approved amendments to executive share ownership guidelines

Additional information regarding the HRC is found in the Report of the Human Resources Committee on page 15.

Reserves Committee

The primary responsibilities of the Reserves Committee include reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities; reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves data; reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information and the Company's annual report of management and directors on oil and gas disclosure. The Terms of Reference of the Reserves Committee require that a majority of the members be independent. Currently, all members of the Reserves Committee are unrelated, independent directors.

2010 Activities of the Reserves Committee

The Reserves Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters during 2010:

☑	Considered the disclosure differences between SEC and National Instrument 51-101 obligations
☑	Reviewed a peer review with respect to SEC oil and gas disclosure requirements
☑	Reviewed Talisman's approach to shale gas booking methodology

Health, Safety, Environment and Corporate Responsibility Committee

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company's system of internal controls in the areas of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and

50 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

corporate responsibility and management's responses thereto; reviewing significant health, safety and environmental risks and exposures; assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and annually reviewing the Company's Corporate Responsibility Report. Also, in December 2010, the Terms of Reference of the HSECR Committee were expanded to include the oversight of additional corporate responsibility matters. All of the members of the HSECR Committee, with the exception of John Manzoni, are unrelated, independent directors.

2010 Activities of the HSECR Committee

The HSECR Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters during 2010:

☑	Reviewed the Company's new Global Community Relations Policy
☑	Held an educational session on the US regulatory environment
☑	Reviewed a specific Health, Safety, Security, Environment, and Operational Integrity (HSSE/OI) risk analysis and matrix
☑	Reviewed the Company's ship vetting program and observed oil spill response capabilities at the Flotta Terminal in Scotland
☑	Monitored progress in building the Talisman Operating Management System
☑	Reviewed unconventional gas water management systems
☑	Reviewed the Corporate Responsibility Report

Executive Committee

The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those specified in the Terms of Reference of the Board as warranting the attention of the full Board. All of the members of the Executive Committee, with the exception of John Manzoni, are unrelated, independent directors.

The Executive Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference. The Executive Committee held one meeting in 2010 with the consent of the remaining directors. All directors were given access to and invited to attend this meeting.

Position Descriptions

The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Chair of each committee.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold discussions without management present at each Board meeting, and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems;

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 51

leadership, corporate citizenship and social responsibility; and management's relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Executive Compensation Elements" for a discussion of how the Chief Executive Officer's compensation is directly linked to performance of the Company.

Committee Chairs

The Chair of each committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the committee, with respect to the proceedings of each committee meeting. The Chair of each committee also reviews agendas, workplans and, as appropriate, substantive agenda items with members of management prior to each committee meeting.

Directors' Attendance

Director	Board Meetings Attended[1]	Committee Meetings Attended[1]	Combined Board and Committee Meetings Attended

Christiane Bergevin[2]	90%	100%	94%

Donald J. Carty	100%	100%	100%

William R.P. Dalton[2]	90%	100%	95%

Kevin S. Dunne	100%	100%	100%

Harold N. Kvisle	100%	100%	100%

John A. Manzoni	100%	100%	100%

Lisa A. Stewart	100%	100%	100%

Peter W. Tomsett	100%	100%	100%

John D. Watson	100%	100%	100%

Charles R. Williamson	100%	100%	100%

Charles M. Winograd	100%	100%	100%

Total % of Board Meetings Attended	98%

1
For details on the number of Board and committee meetings attended by each director, please refer to the individual director biographies on pages 6 through 11 of this Circular.

2
Ms. Bergevin and Mr. Dalton each missed one Board meeting due to a schedule conflict. The missed meeting was not a regularly scheduled Board meeting.

Independence of Directors

Independence Determinations – Directors

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Director independence is determined on a case-by-case basis having regard to NYSE corporate governance listing standards for independence and NI 52-110. Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Chief Executive Officer and the Corporate Secretary provide management's recommendations to the Governance and Nominating Committee for review. Finally, management's recommendations are presented to the Board of Directors to pass a resolution on director independence.

52 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Throughout 2010, the Board made the following conclusions regarding the Company's compliance with the majority independent requirement of the CSA Rules and NI 52-110:

•
From December 10, 2009 to May 5, 2010, the Board of Directors was comprised of 13 directors, 12 (or 92%) of whom qualified as independent directors. During that period, the only related director was John A. Manzoni, President and Chief Executive Officer of the Company; and

•
From May 5, 2010 to the date of this Circular, the Board of Directors was comprised of 11 directors, 10 (or 91%) of whom qualified as independent directors. During this period, the only related director has been John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that none of the 9 unrelated directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all such 9 unrelated directors (being Christiane Bergevin, Donald J. Carty, William R.P. Dalton, Kevin S. Dunne, Harold N. Kvisle, Lisa A. Stewart, Peter W. Tomsett, Charles R. Williamson and Charles M. Winograd) are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Director	Independent (I)/ Non-Independent (NI)	Relationship(s) examined and basis for determination

Christiane Bergevin	I	Current executive of Desjardins Group and director of Fiera Sceptre Inc.[1]

Donald J. Carty	I	Director and former executive of Dell Inc.[1]

William R.P. Dalton	I	Former executive of HSBC Bank plc. and director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.[1]

Kevin S. Dunne	I	No relationships requiring examination.

Harold N. Kvisle	I	Director of TransCanada Corporation, Bank of Montreal and ARC Resources Ltd.[1]

John A. Manzoni	NI	Executive Officer of the Company. Determined as non-independent pursuant to CSA Rules, NI 52-110 and NYSE standards.

Lisa A. Stewart	I	No relationships requiring examination.

Peter W. Tomsett	I	No relationships requiring examination.

Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhaeuser Inc.[1]

Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets.[1]

1
The relationship the Company has with each of the companies listed was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with any of these companies in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of such companies.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

Independence Determinations – Board Committees

All committees of the Board of Directors are currently composed entirely of unrelated, independent directors with the exception of the Executive Committee and the HSECR Committee, the majority of whose members are unrelated and independent. Below is a table showing the independence of Board committee members as of the date of this Circular.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 53

The committee memberships noted below will be updated at a directors' meeting to be held immediately following the conclusion of the Meeting. It is expected that, with the exception of the Executive and HSECR Committees (the majority of whose members will be independent), all Board committees constituted after the Meeting will be composed of independent directors.

	Executive	Audit	Human Resources	Governance and Nominating	Reserves	HSECR

Not Independent

John A. Manzoni	✓					✓

Independent

Christiane Bergevin				✓		✓

Donald J. Carty		✓	✓ (Chair)

William R.P. Dalton	✓	✓		✓ (Chair)

Kevin S. Dunne					✓	✓ (Chair)

Harold N. Kvisle			✓		✓ (Chair)

Lisa A. Stewart			✓		✓

Peter W. Tomsett			✓			✓

John D. Watson		✓ (Chair)			✓

Charles R. Williamson	✓ (Chair)

Charles M. Winograd		✓		✓

Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in this Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

In Camera Sessions

The Chairman of the Board is required to ensure that, upon completion of the business of all meetings of the Board, the directors have the opportunity to hold discussions without management present. In 2010, the Chairman confirmed that the Board will meet without management at all regularly scheduled and special meetings of the Board (previously, in camera sessions were held at all regularly scheduled meetings). Various committees regularly hold in camera sessions without management present. The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting. Similarly, the Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Reserves Committee meeting.

54 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

A tabular form of the in camera sessions of the Board and its committees since January 1, 2010 is as follows:

Board/Board Committee	Number of In Camera Sessions Held at Regularly Scheduled Meetings

Board	6 of 6

Audit	6 of 6

HRC	4 of 4

Governance and Nominating	3 of 3

Reserves	3 of 3

HSECR	3 of 3

Director Selection and Succession Planning

The Governance and Nominating Committee is responsible for:

•
Identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board nominees for election to the Board;

•
Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess; and

•
Ensuring there is a succession plan for the position of the Chairman of the Board and the Chief Executive Officer.

In early 2010, the Governance and Nominating Committee continued its focus on succession planning, given that three directors were not seeking re-election as a director at the Company's 2010 annual shareholders' meeting. Lisa A. Stewart and Peter W. Tomsett were each appointed to the Board in December 2009 and Harold N. Kvisle was elected as a Board member in May 2010.

John D. Watson is not standing for re-election to the Board at the Meeting for personal reasons. The Governance and Nominating Committee has commenced a process to consider current Board composition and the competencies required within the Board, and to identify potential succession candidates for Mr. Watson.

For details on the Chief Executive Officer succession process, please see page 16.

Director Competencies, Expectations and Number of Directorships

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework and current Board composition. This skills matrix was updated in 2006, and again in 2008 as part of the director selection process described above.

The current skills matrix includes the following ideal skills and experience of director candidates, along with the number of nominees for director listed in this Circular that currently possess such skills and experience:

•
broad international experience (9);

•
technical oil and gas expertise, with particular focus on exploration and production (5);

•
service on other public company boards (8);

•
senior executive experience, including experience as a Chief Executive Officer (10);

•
global capital markets experience (4);

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 55

•
financial acumen or financial expert (10);

•
integration experience (8);

•
strategic expertise (10);

•
undertaking of the public sector side of commerce, including experience with government, regulatory organizations or Non-Governmental Organizations (8);

•
public relations and communications experience (8); and

•
experience with health, safety and environmental matters (7).

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to an effective director and an effective Board generally.

While the skills matrix described above provides the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board in advance of such meetings. It is also expected that members of the Board will actively participate in determining and setting the long – and short-term goals and interests of the Company.

The Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; and (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member.

List of Director Candidates

The Company maintains an "ever-green" list of potential Board members, which is used in the director selection process noted above.

Director Succession Policy – Term Limits, Tenure and Retirement

The Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the member's first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's continued nomination as a director. No waivers to the term limits on directors or the Chairman of the Board were granted with regards to the nominees for director listed in this Circular. The Governance and Nominating Committee will undertake a focused review of the Chairman of the Board every three years, with a possible extension of the Chairman's position of up to a further three years.

56 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted with regards to the nominees for director listed in this Circular.

Majority Voting for Directors

In 2007, the Board adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Director Orientation and Continuing Education

Director Orientation

The Company has an orientation and development program for new directors that includes the following:

•
All new directors are provided with an orientation package that includes, among other things, a detailed history of the Company, copies of corporate and Board policies, and the Terms of Reference of the Board and its committees. New directors are expected to review and become familiar with its contents.

•
Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

•
The Corporate Secretary also coordinates a full day orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives. As required, a special education session on reserves estimates and related processes is arranged with the Company's Internal Qualified Reserves Evaluator.

Continuing Education for Directors

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session, which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business.

Since March 2010, the orientation and continuing education activities of the Board and its members have included the following:

•
educational session in relation to well design, well control and understanding risks and mitigation, as well as spill response readiness plans (all Board members);

•
external presentations in relation to North Sea economic issues, United Kingdom oil and gas regulatory developments, and the Norwegian oil and gas industry (all Board members);

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 57

•
reserves orientation session by the Company's Internal Qualified Reserves Evaluator (for new Board members: H. Kvisle, L. Stewart and P. Tomsett);

•
North Sea site visits to the Flotta Terminal and an offshore platform (8 Board members to Flotta, all Board members to offshore platform);

•
presentations in relation to North American water strategy in the unconventional share busienss, process safety and the US regulatory environment (HSECR committee members);

•
internal presentation on the impact of the 2010 Federal Budget on the Company's stock option program in Canada (Human Resources committee members);

•
internal presentations on National Instrument 51-101 amendments, shale gas booking methodology and US peer disclosure practices (Reserves committee members); and

•
an update on the Company's conversion to International Financial Reporting Standards ("IFRS") at each regularly scheduled Audit Committee meeting (Audit committee members).

All Committees regularly receive informational papers from management on trends and issues related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company or the industry.

In addition to the above, directors pursue individual continuing education opportunities. In 2010, such individual educational opportunities included IFRS training and educational webcasts and sessions hosted by the Company's and other third party auditors.

Performance Assessments

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted.

Board Assessment

All independent directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its Terms of Reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board, the Chairman of the Governance and Nominating Committee, the President and Chief Executive Officer and the Corporate Secretary for review. A response plan and action list is developed by the Corporate Secretary and the President and Chief Executive Officer and reviewed with the Chairman of the Board. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process. A followup on progress against deliverables in the response plan is also coordinated in the fourth quarter of each year.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In an effort to continuously improve this process, the format and focus of the written questionnaire is reviewed annually with the Chairman.

Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the

58 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Chairman's interviews are communicated, again without attribution to individual Board members, to the Board in the first quarter of each year.

Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her committee's performance over the past year. The committee may utilize a written questionnaire which asks them to assess committee performance against specific Terms of Reference, as well as comment on communications, presentations, reporting and other items which assist the committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Assessment of Committee Chairs

Members of each committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April or May of each year to the Committee Chairs after each annual shareholders' meeting, which incorporate the results of the Committee Chair assessments.

Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board.

Share Ownership Guidelines and Policies

Director Share Ownership Policy

The Company adopted a program regarding director ownership of Company shares in 1998, which was subsequently updated in 2004 and in 2008. More information about the Director Share Ownership Policy is provided on page 40.

The Company adopted a Deferred Share Unit Plan to support the alignment of director and shareholder interests. More information about the DSU Plan is provided on page 41.

Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. More information on Executive Share Ownership Guidelines is provided on page 28.

Policy on Business Conduct and Ethics

The Company has adopted a Policy on Business Conduct and Ethics ("PBCE") which is applicable to all directors, officers and employees of the Company. In 2010, the Company reviewed and revised the PBCE to reflect changes to anti-bribery regulations in the UK. These policy revisions reflect a stronger stance on corruption with the prohibition of facilitation payments made to government officials for the conduct of routine tasks and a statement articulating the Company's zero tolerance approach to corruption.

To monitor compliance with the PBCE, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the PBCE or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer, and supervisors are notified if employees do not complete their

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 59

annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee for consideration. The Governance and Nominating Committee reviews any requests for waivers from the PBCE, and all material waivers from the PBCE are required to be disclosed promptly to shareholders. No waivers from the PBCE were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2010.

The Company values good faith actions in support of the PBCE and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the PBCE be reported to a supervisor or manager, a Vice President in the Legal Department, the Vice President, Audit, an executive officer, or through the Integrity Matters hotline noted below.

The Company maintains a confidential and anonymous reporting hotline for submitting enquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. This Integrity Matters hotline is available to internal and external users and reports are received by an independent third party provider and subsequently forwarded to Talisman's Ethics Coordinator. In addition, the Company has a Global Investigation Policy and has developed investigation procedures and protocols. All matters reported through the Integrity Matters hotline in 2010 were reviewed by the Ethics Coordinator for possible breaches of Company policies, and actions were taken where appropriate. The Audit Committee has developed procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters — any reports made through the Integrity Matters hotline which relate to these areas are subject to the parameters and notification protocols embedded in the Audit Committee procedures.

The Company's PBCE can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 or by email at: tlm@talisman-energy.com. The PBCE, as updated in 2010, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

Shareholder Communications

Disclosure Policy

In 2010, the Board approved revisions to the Company's Disclosure Policy, including: the creation of a formal disclosure committee at the senior management level; updates with respect to roles and responsibilities to reflect current management structures; and the introduction of a "quiet period" commencing 14 calendar days prior to the proposed date upon which the quarterly or annual results are publicly announced and ending one business day following the release of results. During a quiet period, no formal marketing or meetings with investors/analysts are permitted unless otherwise approved by the Chief Financial Officer or Executive-Vice President Legal and General Counsel of the Company.

The Disclosure Policy applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and annually holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Corporate and Investor Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

60 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Say on Pay

In 2010, the Board of Directors approved the inclusion of a non-binding advisory vote on executive compensation at the Meeting. This vote will give shareholders the opportunity to provide feedback to the Board on the Company's approach to executive compensation. The Company is offering this "say on pay" vote voluntarily, consistent with its ongoing commitment to strong corporate governance. More information on the advisory vote is provided on page 14.

Terms of Reference – Board of Directors

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

6.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

7.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

8.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 61

B. Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

9.
the approval of annual financial statements;

10.
the adoption, amendment or repeal of by-laws; and

11.
the review and approval of

(a)
the content and filing of the Company's statement of reserves data and other oil and gas information;

(b)
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

(c)
the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision-making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors and auditors;

5.
reviewing and recommending to shareholders, changes to capital structure;

6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

62 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

11.
appointing members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.
approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.
approving the acquisition or disposition or certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

4.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting;

5.
the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

6.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E. Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders' meetings is currently fixed at ten. While the election of directors is ultimately determined by the shareholders, it is the policy of

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 63

the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Fifty percent of the Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

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Schedule B – Summary of Shareholder Rights Plan

The following is a summary description of the general operation of the Shareholder Rights Plan (the "Rights Plan").

The Rights – Pursuant to the Rights Agreement, one Right (as defined in the Rights Plan) has been issued in respect of each issued and outstanding Common Share of the Company.

Rights Exercise Privilege – The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is 10 trading days after the commencement or announcement of, or other date determined by the Board of Directors in respect of, a takeover bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition by a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, of Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time, or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount from the market price. The holder will be entitled to purchase that number of Common Shares having an aggregate market price on the date of occurrence of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings and cash flow per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability – Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, Rights certificates will evidence the Rights, which will be transferable and traded separately from the shares.

Permitted Bid Requirements – The requirements of a Permitted Bid include the following:

1.
The takeover bid must be made by way of a takeover bid circular.

2.
The takeover bid must be made to all holders of Common Shares other than the offeror. The Rights Plan allows a partial bid to be a Permitted Bid.

3.
The takeover bid must not permit Common Shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than 60 days and then only if at such time more than 50% of the Common Shares held by shareholders (the "Independent Shareholders") other than the bidder, its affiliates and persons acting jointly or in concert with the bidder have been tendered pursuant to the takeover bid and not withdrawn. The takeover bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for.

4.
If more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposit of Common Shares for an additional 10 business days from the date of such public announcement.

Term – The Rights Plan expires upon the termination of the Meeting. If the proposed amendments to the Rights Agreement are approved by the shareholders, the Rights Plan will continue in effect and will be required to be reconfirmed at every third annual meeting of shareholders of the Company (unless the Rights Agreement is earlier terminated in accordance with its provisions). If the Rights Agreement is not reconfirmed by resolution of the Independent Shareholders or is not presented for reconfirmation at any such meeting, the Rights Agreement will terminate and the Rights will expire on such date (unless earlier redeemed by the Board of Directors of the Company), provided that the Rights Agreement will not terminate if a Flip-in Event occurs prior to the date of any such meeting.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 65

Schedule C – Advisories

This Circular contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding business strategy, plans, goals, objectives and outcomes. The forward-looking information listed is based on Talisman's 2011 capital program as announced on January 11, 2011. Talisman set its 2011 capital expenditure plans assuming: (1) Talisman's production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) approximately a United States dollar (US$)75/bbl WTI oil price for 2011; and (3) approximately a US$4/mmbtu NYMEX natural gas price for 2011. The disposition metrics disclosed assume closing of all dispositions as announced; the final completion of such dispositions is contingent on various factors, including the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions. Closing of any acquisitions will be subject to customary conditions, including receipt of all necessary regulatory approvals. Forward-looking information for periods past 2011 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Circular.

The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks, including risks related to the possibility of major accidents;

•
uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on factors which could affect the Company's operations or financial results or strategy is included under the heading "Risk Factors" in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the US Securities and Exchange Commission ("SEC").

66 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Talisman makes reference to production volumes in this Circular. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and a mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2010 by the Company's 2010 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

In this Circular, Talisman discloses reduction in replacement costs. Replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman's reported replacement costs may not be comparable to similarly titled measures used by other companies. Replacement costs may not reflect full cycle replacement costs. Replacement costs' predictive and comparative value is limited for the aforementioned reasons. Replacement costs are calculated by dividing exploration and development capital spending (including discontinued operations, but excluding midstream) by proved reserve additions (excluding price revisions).

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial statements and other Canadian financial information are set out in accordance with Canadian generally accepted accounting principles, which may differ from generally accepted accounting principles in the U.S. See the notes to Talisman's Annual Consolidated Financial Statements for information concerning significant differences between Canadian and U.S. generally accepted accounting principles.

References to Talisman's "portfolio" in this Circular are intended to describe Talisman's global assets and interests.

Included in this Circular are references to financial measures commonly used in the oil and gas industry such as free cash flow. These terms are not defined by Generally Accepted Accounting Principles ("GAAP") in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of free cash flow may not be comparable to similarly titled measures reported by other companies. Free cash flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders. Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 67

2000, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.2